DBS

March 31, 2008

SEC
Mail Processing
Section

Washington, DC
101

[redacted]

08002907

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

SUPPL

Encs.

PROCESSED
JUN 02 2008
THOMSON REUTERS

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg No 199901152M

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **16,310** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,820,892 | 4,095,429,840.98 | Before Exercise: | 16,609,163 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 16,310 | 209,538.50 | Less Exercise: | 16,310 |
| | | | | | | Less Lapsed Option(s) | 11,400 |
| | | | After Exercise: | 1,518,837,202 | 4,095,639,379.48 | After Exercise: | 16,581,453 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 31 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chua Chee Hwee | 28/03/2008 | 1,500 | 15.0700 | 22,605.0000 | 00026682 | 22,605.00 | 2005Mar |
| 2 | Goh Nai Min Bernard | 28/03/2008 | 1,000 | 17.7000 | 17,700.0000 | 00026534 | 17,700.00 | 2001Mar |
| 3 | Heng Lee Cheng | 28/03/2008 | 2,280 | 14.7300 | 33,584.4000 | 00032979 | 33,584.40 | 2004Mar |
| 4 | Heng Lee Cheng | 28/03/2008 | 1,330 | 15.0700 | 20,043.1000 | 00032979 | 20,043.10 | 2005Mar |
| 5 | Tan Boon Kien | 28/03/2008 | 2,200 | 14.7300 | 32,406.0000 | 00025692 | 32,406.00 | 2004Mar |
| 6 | Tan Edwin | 28/03/2008 | 8,000 | 10.4000 | 83,200.0000 | 00032912 | 83,200.00 | 2003Feb |
| | | **Total** | **16,310** | **Total** | **209,538.5000** | **Total** | **209,538.50** | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (◉) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2830 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 31/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518837202** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4095639379.48** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4095639379.48** | **66595810** | **0** |

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 31/03/2008 |

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002770876A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080101878 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002770876A

Date/Time : 31/03/2008 17:26

Transaction No : C080101878

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,480.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4480 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 31/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518834372** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4095596731.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4095596731.38** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 31/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002770834A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080101834 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002770834A

Date/Time : 31/03/2008 17:16

Transaction No : C080101834

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,490.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 8000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 31/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

Currency : **SINGAPORE, DOLLARS (SGD)**

| | | | |
|---|---|---|---|
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518829892** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4095530740.98** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4095530740.98** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 31/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002770797A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080101801 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002770797A | Date/Time : 31/03/2008 17:06 |
| Transaction No | : C080101801 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,500.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 31/03/2008 | | |

Save | Delete | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



**Summary of Share Capital after allotment**

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518821892** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4095447540.98** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4095447540.98** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 31/03/2008 |

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002770780A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080101785 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002770780A

Date/Time : 31/03/2008 17:01

Transaction No : C080101785

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,510.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

March 28, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully


Florence Tan
Analyst
(65) 6878 6141


Encs.

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,815,892 | 4,095,377,840.98 | Before Exercise: | 16,614,163 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 5,000 | 52,000.00 | Less Exercise: | 5,000 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,820,892 | 4,095,429,840.98 | After Exercise: | 16,609,163 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 28 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Ling Wai Tong | 27/03/2008 | 5,000 | 10.4000 | 52,000.0000 | 00032524 | 52,000.00 | 2003Feb |
| | | **Total** | **5,000** | **Total** | **52,000.0000** | **Total** | **52,000.00** | |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 28/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518820892** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4095429840.98** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4095429840.98** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 28/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002768482A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080099187 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002768482A |
| Transaction No | : C080099187 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 28/03/2008 15:01

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,570.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

March 27, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC
Mail Processing
Section

MAY 20 2008

Washington, DC
101

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **90,800** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,725,092 | 4,094,022,744.98 | Before Exercise: | 16,704,963 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 90,800 | 1,355,096.00 | Less Exercise: | 90,800 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,815,892 | 4,095,377,840.98 | After Exercise: | 16,614,163 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 27 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chen Kee Chong Joseph | 26/03/2008 | 3,040 | 15.0700 | 45,812.8000 | 00028068 | 45,812.80 | 2005Mar |
| 2 | Lau Cheng Huat David | 26/03/2008 | 38,000 | 14.7300 | 559,740.0000 | 00030890 | 559,740.00 | 2004Mar |
| 3 | Lau Cheng Huat David | 26/03/2008 | 48,100 | 15.0700 | 724,867.0000 | 00030890 | 724,867.00 | 2005Mar |
| 4 | Ng Chee Leng | 26/03/2008 | 660 | 15.0700 | 9,946.2000 | 00027185 | 9,946.20 | 2005Mar |
| 5 | Tan Boon Kien | 26/03/2008 | 1,000 | 14.7300 | 14,730.0000 | 00025692 | 14,730.00 | 2004Mar |
| | | **Total** | **90,800** | **Total** | **1,355,096.0000** | **Total** | **1,355,096.00** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 39000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 27/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518764092** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4094597214.98** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4094597214.98** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 27/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002766941A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080097550 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002766941A

Date/Time : 27/03/2008 15:03

Transaction No : C080097550

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,590.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 51800 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 27/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518815892** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4095377840.98** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4095377840.98** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 27/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002766952A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080097558 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002766952A |
| Transaction No | : C080097558 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 27/03/2008 15:07

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,580.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

March 26, 2008

SEC
Mail Processing
Section

MAY 2 8 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
## DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **41,520** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,683,572 | 4,093,533,803.58 | Before Exercise: | 16,746,483 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 41,520 | 488,941.40 | Less Exercise: | 41,520 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,725,092 | 4,094,022,744.98 | After Exercise: | 16,704,963 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 26 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

1 **Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chan Chi Yung | 25/03/2008 | 2,000 | 10.4000 | 20,800.0000 | 00025924 | 20,800.00 | 2003Feb |
| 2 | Goh Nai Min Bernard | 25/03/2008 | 1,080 | 15.0700 | 16,275.6000 | 00026534 | 16,275.60 | 2005Mar |
| 3 | Lim Fu-Yen Adrian | 25/03/2008 | 26,900 | 10.4000 | 279,760.0000 | 00032706 | 279,760.00 | 2003Feb |
| 4 | Lim Peck Leang | 25/03/2008 | 700 | 15.0700 | 10,549.0000 | 00031005 | 10,549.00 | 2005Mar |
| 5 | Phau Yee Meng Pearlyn | 25/03/2008 | 4,200 | 14.7300 | 61,866.0000 | 00032631 | 61,866.00 | 2004Mar |
| 6 | Phau Yee Meng Pearlyn | 25/03/2008 | 2,700 | 15.0700 | 40,689.0000 | 00032631 | 40,689.00 | 2005Mar |
| 7 | Sia Yi-Ming Michael | 25/03/2008 | 2,000 | 15.0700 | 30,140.0000 | 00027730 | 30,140.00 | 2005Mar |
| 8 | Tan Boon Kien | 25/03/2008 | 1,000 | 14.7300 | 14,730.0000 | 00025692 | 14,730.00 | 2004Mar |
| 9 | Thong Ming Amelia | 25/03/2008 | 840 | 15.0700 | 12,658.8000 | 00028373 | 12,658.80 | 2005Mar |
| 10 | Thong Ming Amelia | 25/03/2008 | 100 | 14.7300 | 1,473.0000 | 00028373 | 1,473.00 | 2004Mar |
| | | Total | **41,520** | Total | **488,941.4000** | Total | **488,941.40** | |

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7320 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 26/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518725092** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4094022744.98** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4094022744.98** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 26/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002765114A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080095609 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002765114A

Date/Time : 26/03/2008 12:08

Print Back

Transaction No : C080095609

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,615.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 28900 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 26/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518712472** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4093834363.58** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4093834363.58** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 26/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002765083A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080095583 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002765083A

Date/Time : 26/03/2008 12:00

Transaction No : C080095583

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,635.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filenameyyyyMMddmmsstt**

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5300 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 26/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518717772 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4093912432.58 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4093912432.58 | 66595810 | 0 |

**bizFILE**

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 26/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002765103A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
|---|---|---|
| **C080095597** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002765103A

Date/Time : 26/03/2008 12:05

Transaction No : C080095597

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,625.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

March 25, 2008

SEC
Mail Processing
Section

MAY 29 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

06-18-003 (10/2007)
Co. Reg No: 199901152M

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **36,560** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,647,012 | 4,092,891,134.38 | Before Exercise: | 16,783,043 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 36,560 | 642,669.20 | Less Exercise: | 36,560 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,683,572 | 4,093,533,803.58 | After Exercise: | 16,746,483 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 25 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Rajan Raju Kankipati | 24/03/2008 | 35,000 | 17.7000 | 619,500.0000 | 00030056 | 619,500.00 | 2001Mar |
| 2 | Tan Boon Kien | 24/03/2008 | 1,000 | 14.7300 | 14,730.0000 | 00025692 | 14,730.00 | 2004Mar |
| 3 | Yeo Koon Meng Benjamin | 24/03/2008 | 560 | 15.0700 | 8,439.2000 | 00029850 | 8,439.20 | 2005Mar |
| | | **Total** | **36,560** | **Total** | **642,669.2000** | **Total** | **642,669.20** | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐800366556 / BUXTON ANDREW ROBERT FOWELL |
| | ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER |
| | ☐S0016173Z / KOH BOON HWEE |
| If a director/ secretary signed the above, please select accordingly : | ☐S0040556F / GOH GEOK LING |
| | ☐S0114104Z / HENG LEE CHENG |
| | ☐S0234644C / KWA CHONG SENG |
| | ☐S0820599Z / ANG KONG HUA |
| | ☐S1462421Z / PETER ONG BOON KWEE |
| | ☐S2549567E / WONG NGIT LIONG |
| | ☐S2622983I / JEANNIE HUI |
| | ☐Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 35000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 25/03/2008 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518682012** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4093510634.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4093510634.38** | **66595810** | **0** |

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 25/03/2008 |

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002763240A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080093694 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002763240A

Date/Time : 25/03/2008 10:29

Transaction No : C080093694

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,675.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 25/03/2008 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518683012** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4093525364.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4093525364.38** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 25/03/2008 |

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**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002763261A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080093716 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

## RECEIPT

Receipt No : ACR0000002763261A

Date/Time : 25/03/2008 10:35

Transaction No : C080093716

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,665.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 560 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 25/03/2008 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518683572 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4093533803.58 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4093533803.58 | 66595810 | 0 |

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## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 25/03/2008 |

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002763292A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080093738 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002763292A

Date/Time : 25/03/2008 10:42

Print Back

Transaction No : C080093738

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,655.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

March 24, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **46,100** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,600,912 | 4,092,260,720.38 | Before Exercise: | 16,829,143 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 46,100 | 630,414.00 | Less Exercise: | 46,100 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,647,012 | 4,092,891,134.38 | After Exercise: | 16,783,043 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 24 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Stella Louise Fau | 20/03/2008 | 15,000 | 14.7300 | 220,950.0000 | 00032144 | 220,950.00 | 2002Mar |
| 2 | Stella Louise Fau | 20/03/2008 | 11,500 | 10.4000 | 119,600.0000 | 00032144 | 119,600.00 | 2003Feb |
| 3 | Stella Louise Fau | 20/03/2008 | 15,200 | 14.7300 | 223,896.0000 | 00032144 | 223,896.00 | 2004Mar |
| 4 | Stella Louise Fau | 20/03/2008 | 3,400 | 15.0700 | 51,238.0000 | 00032144 | 51,238.00 | 2005Mar |
| 5 | Tan Boon Kien | 20/03/2008 | 1,000 | 14.7300 | 14,730.0000 | 00025692 | 14,730.00 | 2004Mar |
| | | **Total** | **46,100** | **Total** | **630,414.0000** | **Total** | **630,414.00** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 15000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 24/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518615912** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4092481670.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4092481670.38** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 24/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

**bizFILE**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002761832A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080092300 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002761832A

Date/Time : 24/03/2008 10:38

Transaction No : C080092300

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,715.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL |
| | ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER |
| | ☐ S0016173Z / KOH BOON HWEE |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0040556F / GOH GEOK LING |
| | ☐ S0114104Z / HENG LEE CHENG |
| | ☐ S0234644C / KWA CHONG SENG |
| | ☐ S0820599Z / ANG KONG HUA |
| | ☐ S1462421Z / PETER ONG BOON KWEE |
| | ☐ S2549567E / WONG NGIT LIONG |
| | ☐ S2622983I / JEANNIE HUI |
| | ☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 11500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 24/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518627412** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4092601270.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4092601270.38** | **66595810** | **0** |

PAYMENTS

bizFILE

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 24/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002761946A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080092407 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002761946A

Date/Time : 24/03/2008 11:13

Transaction No : C080092407

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,705.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 16200 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 24/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518643612** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4092839896.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4092839896.38** | **66595810** | **0** |

bizFILE

PAYMENTS | HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 24/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002761956A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080092413 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002761956A

Date/Time : 24/03/2008 11:17

Transaction No : C080092413

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,695.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3400 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 24/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518647012** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4092891134.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4092891134.38** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 24/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002761965A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080092424 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002761965A

Date/Time : 24/03/2008 11:20

Transaction No : C080092424

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,685.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

March 20, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co Reg. No 199901152M

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **52,960** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,547,952 | 4,091,475,533.18 | Before Exercise: | 16,882,103 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 52,960 | 785,187.20 | Less Exercise: | 52,960 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,600,912 | 4,092,260,720.38 | After Exercise: | 16,829,143 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: *Sherylene Wang*

Authorised *Signature:* [signature]

Designation: Vice President

Date: 20 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Wong Ban Suan | 19/03/2008 | 38,000 | 14.7300 | 559,740.0000 | 00029462 | 559,740.00 | 2004Mar |
| 2 | Wong Ban Suan | 19/03/2008 | 14,960 | 15.0700 | 225,447.2000 | 00029462 | 225,447.20 | 2005Mar |
| | | **Total** | **52,960** | **Total** | **785,187.2000** | **Total** | **785,187.20** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 38000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 20/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518585952** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4092035273.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4092035273.18** | **66595810** | **0** |

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 20/03/2008 |

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002760951A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080091218 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002760951A | Date/Time : 20/03/2008 17:14 |
| Transaction No | : C080091218 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,745.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☑ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 14960 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 20/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518600912** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4092260720.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4092260720.38** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 20/03/2008 |

Submit | Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002760983A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080091265 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002760983A

Date/Time : 20/03/2008 17:36

Transaction No : C080091265

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,735.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

March 19, 2008

SEC
Mail Processing
Section

MAY 2 7 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **22,600** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,525,352 | 4,091,184,575.18 | Before Exercise: | 16,904,703 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 22,600 | 290,958.00 | Less Exercise: | 22,600 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,547,952 | 4,091,475,533.18 | After Exercise: | 16,882,103 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 19 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chen Ying Yu Agnes | 18/03/2008 | 7,600 | 14.7300 | 111,948.0000 | 00032623 | 111,948.00 | 2004Mar |
| 2 | Chen Ying Yu Agnes | 18/03/2008 | 4,000 | 15.0700 | 60,280.0000 | 00032623 | 60,280.00 | 2005Mar |
| 3 | Tan Boon Kien | 18/03/2008 | 1,000 | 14.7300 | 14,730.0000 | 00025692 | 14,730.00 | 2004Mar |
| 4 | Tan Sai Tien | 18/03/2008 | 10,000 | 10.4000 | 104,000.0000 | 00026435 | 104,000.00 | 2003Feb |
| | | **Total** | **22,600** | **Total** | **290,958.0000** | **Total** | **290,958.00** | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 19/03/2008 | | |

Save | Delete | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518535352** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4091288575.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4091288575.18** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 19/03/2008 |

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002758914A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080089118 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002758914A

Date/Time : 19/03/2008 14:35

Transaction No : C080089118

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,780.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 8600 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 19/03/2008 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518543952** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4091415253.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4091415253.18** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 19/03/2008 |

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002758925A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080089132 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002758925A

Date/Time : 19/03/2008 14:40

Transaction No : C080089132

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,770.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 19/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518547952** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4091475533.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4091475533.18** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 19/03/2008 |

Submit | Cancel

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bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002758949A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080089155 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002758949A

Date/Time : 19/03/2008 14:46

Transaction No : C080089155

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,760.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

March 18, 2008

SEC Mail Processing Section
MAY 28 2008
Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,520,952 | 4,091,119,627.18 | Before Exercise: | 16,917,543 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 4,400 | 64,948.00 | Less Exercise: | 4,400 |
| | | | | | | Less Lapsed Option(s) | 8,440 |
| | | | After Exercise: | 1,518,525,352 | 4,091,184,575.18 | After Exercise: | 16,904,703 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 18 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Goh Choong Lee William | 17/03/2008 | 2,000 | 14.7300 | 29,460.0000 | 00031070 | 29,460.00 | 2002Mar |
| 2 | Goh Choong Lee William | 17/03/2008 | 1,000 | 14.7300 | 14,730.0000 | 00031070 | 14,730.00 | 2004Mar |
| 3 | Hew Yew Wah | 17/03/2008 | 400 | 15.0700 | 6,028.0000 | 00030338 | 6,028.00 | 2005Mar |
| 4 | Tan Boon Kien | 17/03/2008 | 1,000 | 14.7300 | 14,730.0000 | 00025692 | 14,730.00 | 2002Mar |
| | | **Total** | **4,400** | **Total** | **64,948.0000** | **Total** | **64,948.00** | |

bizFILE

LOCAL COMPANY TRANSACTIONS

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**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

**Resolution Made**

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 18/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518524952** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4091178547.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4091178547.18** | **66595810** | **0** |

**bizFILE**

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 18/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002757859A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080087861 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002757859A |
| Transaction No | : C080087861 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 18/03/2008 16:50

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,800.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 18/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518523952** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4091163817.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4091163817.18** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 18/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002757834A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080087800 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002757834A | Date/Time : 18/03/2008 16:44 |
| Transaction No | : C080087800 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,810.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 400 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 18/03/2008 | | |

Save | Delete | Reset | Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518525352 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4091184575.18 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4091184575.18 | 66595810 | 0 |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 18/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002757900A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080087942 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002757900A

Date/Time : 18/03/2008 17:06

Transaction No : C080087942

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,790.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

March 17, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,100** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,516,852 | 4,091,057,840.18 | Before Exercise: | 16,921,643 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 4,100 | 61,787.00 | Less Exercise: | 4,100 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,520,952 | 4,091,119,627.18 | After Exercise: | 16,917,543 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 17 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Wong Shek Pui Steven | 14/03/2008 | 4,100 | 15.0700 | 61,787.0000 | 00032557 | 61,787.00 | 2005Mar |
| | | **Total** | **4,100** | **Total** | **61,787.0000** | **Total** | **61,787.00** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4100 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 17/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518520952 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4091119627.18 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4091119627.18 | 66595810 | 0 |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 17/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002756073A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080085721 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

## RECEIPT

Receipt No : ACR0000002756073A

Date/Time : 17/03/2008 14:23

Transaction No : C080085721

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,820.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

March 14, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **46,300** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,470,552 | 4,090,576,320.18 | Before Exercise: | 17,076,363 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 46,300 | 481,520.00 | Less Exercise: | 46,300 |
| | | | | | | Less Lapsed Option(s) | 108,420 |
| | | | After Exercise: | 1,518,516,852 | 4,091,057,840.18 | After Exercise: | 16,921,643 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 14 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Cheung Yiu Tong | 13/03/2008 | 46,300 | 10.4000 | 481,520.0000 | 00029504 | 481,520.00 | 2003Feb |
| | | **Total** | **46,300** | **Total** | **481,520.0000** | **Total** | **481,520.00** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 46300 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 14/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518516852** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4091057840.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4091057840.18** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002754317A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080083667 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002754317A |
| Transaction No | : C080083667 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 14/03/2008 12:27

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,840.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

SEC Mail Processing Section

MAY 2 8 2008

Washington, DC 101

March 13, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **27,740** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,442,812 | 4,090,158,278.38 | Before Exercise: | 17,104,103 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 27,740 | 418,041.80 | Less Exercise: | 27,740 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,470,552 | 4,090,576,320.18 | After Exercise: | 17,076,363 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature:

Date: 13 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Kan Mew Cheng Wendy | 12/03/2008 | 26,700 | 15.0700 | 402,369.0000 | 00025767 | 402,369.00 | 2005Mar |
| 2 | Koh Wee Kiang | 12/03/2008 | 1,040 | 15.0700 | 15,672.8000 | 00032573 | 15,672.80 | 2005Mar |
| | | **Total** | **27,740** | **Total** | **418,041.8000** | **Total** | **418,041.80** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 27740 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 13/03/2008 | | |

Save | Delete | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



**Summary of Share Capital after allotment**

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518470552** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4090576320.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4090576320.18** | **66595810** | **0** |

**bizFILE**

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 13/03/2008 |

Submit | Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002753028A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080082385 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002753028A

Date/Time : 13/03/2008 13:53

Transaction No : C080082385

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,865.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

SEC
Mail Processing
Section

MAY 20 2008

Washington, DC
101

March 12, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **47,960** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,394,852 | 4,089,608,857.18 | Before Exercise: | 17,152,063 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 47,960 | 549,421.20 | Less Exercise: | 47,960 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,442,812 | 4,090,158,278.38 | After Exercise: | 17,104,103 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 12 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Hoo Pauline | 11/03/2008 | 840 | 15.0700 | 12,658.8000 | 00032417 | 12,658.80 | 2005Mar |
| 2 | Lee Kee Meng | 11/03/2008 | 80 | 15.0700 | 1,205.6000 | 00031815 | 1,205.60 | 2005Mar |
| 3 | Low Yoke Cheng Karen | 11/03/2008 | 12,400 | 10.4000 | 128,960.0000 | 00026732 | 128,960.00 | 2003Feb |
| 4 | Mascarenhas Agnelo Francis | 11/03/2008 | 7,100 | 14.7300 | 104,583.0000 | 00031872 | 104,583.00 | 2004Mar |
| 5 | Mascarenhas Agnelo Francis | 11/03/2008 | 800 | 15.0700 | 12,056.0000 | 00031872 | 12,056.00 | 2005Mar |
| 6 | Mascarenhas Agnelo Francis | 11/03/2008 | 5,000 | 10.4000 | 52,000.0000 | 00031872 | 52,000.00 | 2003Feb |
| 7 | Wong Kong Sing | 11/03/2008 | 2,240 | 15.0700 | 33,756.8000 | 00030031 | 33,756.80 | 2005Mar |
| 8 | Wu Fei Chin | 11/03/2008 | 300 | 15.0700 | 4,521.0000 | 00027425 | 4,521.00 | 2005Mar |
| 9 | Yeo How Ngee | 11/03/2008 | 19,200 | 10.4000 | 199,680.0000 | 00032441 | 199,680.00 | 2003Feb |
| | | **Total** | **47,960** | **Total** | **549,421.2000** | **Total** | **549,421.20** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4260 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 12/03/2008 | | |

Save | Delete | Reset | Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518442812** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4090158278.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4090158278.38** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 12/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002751830A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080081206 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002751830A

Date/Time : 12/03/2008 14:10

Transaction No : C080081206

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,875.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 36600 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 12/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518431452** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4089989497.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4089989497.18** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 12/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002751692A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080081052 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002751692A |
| Transaction No | : C080081052 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 12/03/2008 12:57

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,895.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (◉) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7100 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 12/03/2008 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518438552 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4090094080.18 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4090094080.18 | 66595810 | 0 |

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**Payment Application**

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 12/03/2008 |

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002751803A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080081176 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002751803A

Date/Time : 12/03/2008 13:55

Transaction No : C080081176

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,885.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

March 11, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,420** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,388,432 | 4,089,537,792.78 | Before Exercise: | 17,158,483 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 6,420 | 71,064.40 | Less Exercise: | 6,420 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,394,852 | 4,089,608,857.18 | After Exercise: | 17,152,063 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 11 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chan Wai Ming | 10/03/2008 | 920 | 15.0700 | 13,864.4000 | 00032235 | 13,864.40 | 2005Mar |
| 2 | Ling Wai Tong | 10/03/2008 | 3,500 | 10.4000 | 36,400.0000 | 00032524 | 36,400.00 | 2003Feb |
| 3 | Yeo Boon Siang | 10/03/2008 | 2,000 | 10.4000 | 20,800.0000 | 00027946 | 20,800.00 | 2003Feb |
| | | **Total** | **6,420** | **Total** | **71,064.4000** | **Total** | **71,064.40** | |

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (◉) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 920 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 11/03/2008 | | |

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bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518394852 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4089608857.18 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4089608857.18 | 66595810 | 0 |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 11/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002750031A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080079570 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002750031A

Date/Time : 11/03/2008 10:58

Transaction No : C080079570

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,915.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 11/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518393932** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4089594992.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4089594992.78** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 11/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002750015A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080079553 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

## RECEIPT

Receipt No : ACR0000002750015A

Date/Time : 11/03/2008 10:53

Transaction No : C080079553

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,925.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

DBS

March 10, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
## DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,420** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,383,012 | 4,089,456,562.18 | Before Exercise: | 17,163,903 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 5,420 | 81,230.60 | Less Exercise: | 5,420 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,388,432 | 4,089,537,792.78 | After Exercise: | 17,158,483 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 10 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Ban Poon Huat | 07/03/2008 | 3,600 | 15.0700 | 54,252.0000 | 00029645 | 54,252.00 | 2005Mar |
| 2 | Cheung Ling | 07/03/2008 | 1,320 | 14.7300 | 19,443.6000 | 00032367 | 19,443.60 | 2004Mar |
| 3 | Cheung Ling | 07/03/2008 | 180 | 15.0700 | 2,712.6000 | 00032367 | 2,712.60 | 2005Mar |
| 4 | Foo Boon Ping | 07/03/2008 | 320 | 15.0700 | 4,822.4000 | 00025916 | 4,822.40 | 2005Mar |
| | | Total | 5,420 | Total | 81,230.6000 | Total | 81,230.60 | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4100 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 10/03/2008 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518388432** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4089537792.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4089537792.78** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 10/03/2008 |

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002749591A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080079190 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002749591A

Date/Time : 10/03/2008 18:29

Transaction No : C080079190

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,935.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL |
| | ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER |
| | ☐ S0016173Z / KOH BOON HWEE |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0040556F / GOH GEOK LING |
| | ☐ S0114104Z / HENG LEE CHENG |
| | ☐ S0234644C / KWA CHONG SENG |
| | ☐ S0820599Z / ANG KONG HUA |
| | ☐ S1462421Z / PETER ONG BOON KWEE |
| | ☐ S2549567E / WONG NGIT LIONG |
| | ☐ S2622983I / JEANNIE HUI |
| | ☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

## Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

## Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1320 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 10/03/2008 | | |

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**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518384332** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4089476005.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4089476005.78** | **66595810** | **0** |

PAYMENTS

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (selected) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 10/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002749582A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080079183 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002749582A

Date/Time : 10/03/2008 18:26

Transaction No : C080079183

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,945.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

March 7, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

06-18-003 (10/2007)
Co Reg. No 199901152M

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **18,100** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,364,912 | 4,089,220,456.38 | Before Exercise: | 17,182,003 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 18,100 | 236,105.80 | Less Exercise: | 18,100 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,383,012 | 4,089,456,562.18 | After Exercise: | 17,163,903 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 07 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Leung Tak Lap | 06/03/2008 | 4,240 | 15.0700 | 63,896.8000 | 00032375 | 63,896.80 | 2005Mar |
| 2 | Tan Peck Sim | 06/03/2008 | 6,360 | 10.4000 | 66,144.0000 | 00030999 | 66,144.00 | 2003Feb |
| 3 | Tan Soon Chai | 06/03/2008 | 700 | 14.7300 | 10,311.0000 | 00028084 | 10,311.00 | 2004Mar |
| 4 | Tan Soon Chai | 06/03/2008 | 300 | 15.0700 | 4,521.0000 | 00028084 | 4,521.00 | 2005Mar |
| 5 | Tong Tsap Wai | 06/03/2008 | 2,000 | 12.2700 | 24,540.0000 | 00032219 | 24,540.00 | 2002Aug |
| 6 | Tong Tsap Wai | 06/03/2008 | 3,300 | 14.7300 | 48,609.0000 | 00032219 | 48,609.00 | 2004Mar |
| 7 | Tong Tsap Wai | 06/03/2008 | 1,200 | 15.0700 | 18,084.0000 | 00032219 | 18,084.00 | 2005Mar |
| | | Total | 18,100 | Total | 236,105.8000 | Total | 236,105.80 | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL |
| | ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER |
| | ☐ S0016173Z / KOH BOON HWEE |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0040556F / GOH GEOK LING |
| | ☐ S0114104Z / HENG LEE CHENG |
| | ☐ S0234644C / KWA CHONG SENG |
| | ☐ S0820599Z / ANG KONG HUA |
| | ☐ S1462421Z / PETER ONG BOON KWEE |
| | ☐ S2549567E / WONG NGIT LIONG |
| | ☐ S2622983I / JEANNIE HUI |
| | ☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 12.27 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/03/2008 | | |

Save | Delete | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518366912** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4089244996.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4089244996.38** | **66595810** | **0** |

**bizFILE**

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002746879A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080076260 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

## RECEIPT

Receipt No : ACR0000002746879A

Date/Time : 07/03/2008 12:31

Transaction No : C080076260

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,985.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 6360 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/03/2008 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518373272 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4089311140.38 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4089311140.38 | 66595810 | 0 |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/03/2008 |

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**bizFILE**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002746907A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080076287 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002746907A

Date/Time : 07/03/2008 12:39

Transaction No : C080076287

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,975.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| * paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518377272 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4089370060.38 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4089370060.38 | 66595810 | 0 |

**bizFILE**

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002746936A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080076314 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002746936A

Date/Time : 07/03/2008 12:47

Transaction No : C080076314

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,965.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5740 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518383012** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4089456562.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4089456562.18** | **66595810** | **0** |

**bizFILE**

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002746940A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080076320 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002746940A

Date/Time : 07/03/2008 12:50

Transaction No : C080076320

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,955.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

April 8, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co Reg No: 199901152M

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **176,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,142,362 | 4,100,242,433.88 | Before Exercise: | 16,268,453 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 176,400 | 2,562,772.00 | Less Exercise: | 176,400 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,318,762 | 4,102,805,205.88 | After Exercise: | 16,092,053 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 08 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Cheung Yiu Tong | 08/04/2008 | 20,000 | 12.2700 | 245,400.0000 | 00029504 | 245,400.00 | 2002Aug |
| 2 | Cheung Yiu Tong | 08/04/2008 | 38,000 | 14.7300 | 559,740.0000 | 00029504 | 559,740.00 | 2004Mar |
| 3 | Cheung Yiu Tong | 08/04/2008 | 11,300 | 15.0700 | 170,291.0000 | 00029504 | 170,291.00 | 2005Mar |
| 4 | Ho Chun Hung | 08/04/2008 | 1,000 | 14.7300 | 14,730.0000 | 00026310 | 14,730.00 | 2004Mar |
| 5 | Lim Fu-Yen Adrian | 08/04/2008 | 30,000 | 14.7300 | 441,900.0000 | 00032706 | 441,900.00 | 2002Mar |
| 6 | Tan Peck Sim | 08/04/2008 | 10,000 | 15.0700 | 150,700.0000 | 00030999 | 150,700.00 | 2005Mar |
| 7 | Yih Yee Wen Karen | 08/04/2008 | 47,400 | 14.7300 | 698,202.0000 | 00033050 | 698,202.00 | 2004Mar |
| 8 | Yih Yee Wen Karen | 08/04/2008 | 18,700 | 15.0700 | 281,809.0000 | 00033050 | 281,809.00 | 2005Mar |
| | | **Total** | **176,400** | **Total** | **2,562,772.0000** | **Total** | **2,562,772.00** | |

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 30000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 08/04/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519172362** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4100684333.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4100684333.88** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002780528A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
|---|---|---|
| **C080112070** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002780528A

Date/Time : 08/04/2008 17:39

Transaction No : C080112070

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,160.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 20000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 12.27 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 08/04/2008 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519192362** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4100929733.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4100929733.88** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/04/2008 |

Submit | Cancel

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002780561A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080112100 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002780561A

Date/Time : 08/04/2008 17:49

Transaction No : C080112100

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,150.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 86400 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 08/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519278762** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4102202405.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4102202405.88** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002780582A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080112123 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002780582A

Date/Time : 08/04/2008 17:54

Transaction No : C080112123

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,140.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 40000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 08/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519318762** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4102805205.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4102805205.88** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002780589A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080112131 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002780589A

Date/Time : 08/04/2008 17:58

Transaction No : C080112131

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,130.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

April 8, 2008

SEC
Mail Processing
Section

MAY 2 6 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **18,800** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
*The ordinary shares allotted rank pari passu with existing shares of the Bank.*

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,123,562 | 4,099,954,653.88 | Before Exercise: | 16,290,253 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 18,800 | 287,780.00 | Less Exercise: | 18,800 |
| | | | | | | Less Lapsed Option(s) | 3,000 |
| | | | After Exercise: | 1,519,142,362 | 4,100,242,433.88 | After Exercise: | 16,268,453 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 08 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

**SUMMARY OF PARTICULARS OF EXERCISE**
**DBSH SHARE OPTIONS PLAN**

I **Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Lim King Hwee | 07/04/2008 | 1,000 | 17.7000 | 17,700.0000 | 00027524 | 17,700.00 | 2001Mar |
| 2 | Lim Sok Hui | 07/04/2008 | 13,000 | 15.3000 | 198,900.0000 | 00030288 | 198,900.00 | 1999Jul |
| 3 | Woo Yew Meng | 07/04/2008 | 1,400 | 15.0700 | 21,098.0000 | 00028852 | 21,098.00 | 2005Mar |
| 4 | Woo Yew Meng | 07/04/2008 | 3,400 | 14.7300 | 50,082.0000 | 00028852 | 50,082.00 | 2004Mar |
| | | **Total** | **18,800** | **Total** | **287,780.0000** | **Total** | **287,780.00** | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 13000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 08/04/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519136562** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4100153553.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4100153553.88** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

**bizFILE**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002779554A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080111036 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002779554A

Date/Time : 08/04/2008 11:09

Transaction No : C080111036

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,200.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 08/04/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519137562** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4100171253.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4100171253.88** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002779572A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080111052 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002779572A

Date/Time : 08/04/2008 11:14

Transaction No : C080111052

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,190.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3400 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 08/04/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519140962** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4100221335.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4100221335.88** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002779593A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080111077 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002779593A | Date/Time : 08/04/2008 11:21 |
| Transaction No | : C080111077 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,180.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1400 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 08/04/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519142362** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4100242433.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4100242433.88** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002779613A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080111102 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002779613A

Date/Time : 08/04/2008 11:28

Transaction No : C080111102

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,170.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

April 7, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **21,240** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,102,322 | 4,099,637,151.08 | Before Exercise: | 16,311,793 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 21,240 | 317,502.80 | Less Exercise: | 21,240 |
| | | | | | | Less Lapsed Option(s) | 300 |
| | | | After Exercise: | 1,519,123,562 | 4,099,954,653.88 | After Exercise: | 16,290,253 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 07 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chong Mong Ting | 04/04/2008 | 1,480 | 15.0700 | 22,303.6000 | 00031534 | 22,303.60 | 2005Mar |
| 2 | Chow Wai Chuen John | 04/04/2008 | 2,360 | 15.0700 | 35,565.2000 | 00026930 | 35,565.20 | 2005Mar |
| 3 | Ho Yin May Pauline | 04/04/2008 | 900 | 15.0700 | 13,563.0000 | 00031559 | 13,563.00 | 2005Mar |
| 4 | Ho Yin May Pauline | 04/04/2008 | 7,600 | 14.7300 | 111,948.0000 | 00031559 | 111,948.00 | 2004Mar |
| 5 | Khoo Yee Hoe Edwin | 04/04/2008 | 8,900 | 15.0700 | 134,123.0000 | 00033241 | 134,123.00 | 2005Mar |
| | | **Total** | **21,240** | **Total** | **317,502.8000** | **Total** | **317,502.80** | |

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7600 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/04/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519109922** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4099749099.08** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4099749099.08** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/04/2008 |

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bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002778405A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080109964 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002778405A

Date/Time : 07/04/2008 14:50

Transaction No : C080109964

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,220.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

# bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 13640 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/04/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

Currency : **SINGAPORE, DOLLARS (SGD)**

| | | | |
|---|---|---|---|
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519123562** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4099954653.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4099954653.88** | **66595810** | **0** |

PAYMENTS

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (selected) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002778420A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080109980 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002778420A

Date/Time : 07/04/2008 14:54

Transaction No : C080109980

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,210.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

April 4, 2008

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **80,120** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,022,202 | 4,098,346,529.68 | Before Exercise: | 16,391,913 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 80,120 | 1,290,621.40 | Less Exercise: | 80,120 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,102,322 | 4,099,637,151.08 | After Exercise: | 16,311,793 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 04 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

# SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chong Choon Cheong Andrew | 03/04/2008 | 1,000 | 15.3000 | 15,300.0000 | 00027615 | 15,300.00 | 1999Jul |
| 2 | Goh Nai Min Bernard | 03/04/2008 | 2,000 | 17.7000 | 35,400.0000 | 00026534 | 35,400.00 | 2001Mar |
| 3 | Han Teng Kwang | 03/04/2008 | 10,000 | 14.7300 | 147,300.0000 | 00030981 | 147,300.00 | 2002Mar |
| 4 | Han Teng Kwang | 03/04/2008 | 1,800 | 15.0700 | 27,126.0000 | 00030981 | 27,126.00 | 2005Mar |
| 5 | Han Teng Kwang | 03/04/2008 | 1,200 | 14.7300 | 17,676.0000 | 00030981 | 17,676.00 | 2004Mar |
| 6 | Ho Twee Teng | 03/04/2008 | 2,900 | 15.0700 | 43,703.0000 | 00025866 | 43,703.00 | 2005Mar |
| 7 | Kan Mew Cheng Wendy | 03/04/2008 | 20,000 | 17.7000 | 354,000.0000 | 00025767 | 354,000.00 | 2001Mar |
| 8 | Li Ho Ching Carmen | 03/04/2008 | 520 | 15.0700 | 7,836.4000 | 00029512 | 7,836.40 | 2005Mar |
| 9 | Tan Teck Long | 03/04/2008 | 5,700 | 10.4000 | 59,280.0000 | 00026864 | 59,280.00 | 2003Feb |
| 10 | Tan Teck Long | 03/04/2008 | 5,000 | 10.4000 | 52,000.0000 | 00026864 | 52,000.00 | 2003Feb |
| 11 | Tong Tsap Wai | 03/04/2008 | 30,000 | 17.7000 | 531,000.0000 | 00032219 | 531,000.00 | 2001Mar |
| | | **Total** | **80,120** | **Total** | **1,290,621.4000** | **Total** | **1,290,621.40** | |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 04/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519023202** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4098361829.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4098361829.68** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 04/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002776727A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080108135 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002776727A

Date/Time : 04/04/2008 14:25

Transaction No : C080108135

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,300.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 52000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 04/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519075202** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4099282229.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4099282229.68** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 04/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002776755A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080108158 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002776755A

Date/Time : 04/04/2008 14:35

Transaction No : C080108158

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,290.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 04/04/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519085202** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4099429529.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4099429529.68** | **66595810** | **0** |

PAYMENTS

bizFILE

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 04/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

biz FILE

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002776777A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080108178 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002776777A

Date/Time : 04/04/2008 14:44

Transaction No : C080108178

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,280.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**biz FILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10700 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 04/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519095902** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4099540809.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4099540809.68** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 04/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002776787A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080108189 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002776787A

Date/Time : 04/04/2008 14:47

Transaction No : C080108189

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,270.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1200 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 04/04/2008

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1519097102 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4099558485.68 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4099558485.68 | 66595810 | 0 |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 04/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002776797A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080108202 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002776797A

Date/Time : 04/04/2008 14:53

Transaction No : C080108202

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,260.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5220 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 04/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519102322** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4099637151.08** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4099637151.08** | **66595810** | **0** |

bizFILE

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 04/04/2008 |

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002776860A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080108268 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002776860A

Date/Time : 04/04/2008 15:16

Transaction No : C080108268

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,250.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

April 3, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **122,200** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,900,002 | 4,096,523,431.48 | Before Exercise: | 16,514,113 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 122,200 | 1,823,098.20 | Less Exercise: | 122,200 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,022,202 | 4,098,346,529.68 | After Exercise: | 16,391,913 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 03 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chan Yow Phong | 02/04/2008 | 19,200 | 10.4000 | 199,680.0000 | 00028514 | 199,680.00 | 2003Feb |
| 2 | Chiang Sau Lin Flora | 02/04/2008 | 1,000 | 15.0700 | 15,070.0000 | 00028621 | 15,070.00 | 2005Mar |
| 3 | Leung Hoi Ming | 02/04/2008 | 7,300 | 10.4000 | 75,920.0000 | 00033019 | 75,920.00 | 2003Feb |
| 4 | Li Chee Chung | 02/04/2008 | 1,200 | 15.0700 | 18,084.0000 | 00033159 | 18,084.00 | 2005Mar |
| 5 | Low Han Keat | 02/04/2008 | 4,000 | 10.4000 | 41,600.0000 | 00033209 | 41,600.00 | 2003Feb |
| 6 | Low Han Keat | 02/04/2008 | 280 | 15.0700 | 4,219.6000 | 00033209 | 4,219.60 | 2005Mar |
| 7 | Ng Wai Hung Andrew | 02/04/2008 | 9,120 | 14.7300 | 134,337.6000 | 00033175 | 134,337.60 | 2004Mar |
| 8 | Ng Wai Hung Andrew | 02/04/2008 | 17,100 | 15.0700 | 257,697.0000 | 00033175 | 257,697.00 | 2005Mar |
| 9 | Ng Wai Hung Andrew | 02/04/2008 | 30,000 | 17.7000 | 531,000.0000 | 00033175 | 531,000.00 | 2001Mar |
| 10 | Stella Louise Fau | 02/04/2008 | 20,000 | 17.7000 | 354,000.0000 | 00032144 | 354,000.00 | 2001Mar |
| 11 | Tan Chee Keon | 02/04/2008 | 3,000 | 14.7300 | 44,190.0000 | 00028993 | 44,190.00 | 2002Mar |
| 12 | Tan Peck Sim | 02/04/2008 | 10,000 | 14.7300 | 147,300.0000 | 00030999 | 147,300.00 | 2004Mar |
| | | **Total** | **122,200** | **Total** | **1,823,098.2000** | **Total** | **1,823,098.20** | |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save  Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 50000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 03/04/2008

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518950002** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4097408431.48** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4097408431.48** | **66595810** | **0** |

PAYMENTS

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/04/2008 |

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002775863A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080107237 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002775863A

Date/Time : 03/04/2008 18:04

Transaction No : C080107237

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,410.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filenameyyyyMMddmmsstt**

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 03/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518953002 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4097452621.48 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4097452621.48 | 66595810 | 0 |

**bizFILE**

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002775881A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080107260 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002775881A

Date/Time : 03/04/2008 18:14

Transaction No : C080107260

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,400.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL |
| | ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER |
| | ☐ S0016173Z / KOH BOON HWEE |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0040556F / GOH GEOK LING |
| | ☐ S0114104Z / HENG LEE CHENG |
| | ☐ S0234644C / KWA CHONG SENG |
| | ☐ S0820599Z / ANG KONG HUA |
| | ☐ S1462421Z / PETER ONG BOON KWEE |
| | ☐ S2549567E / WONG NGIT LIONG |
| | ☐ S2622983I / JEANNIE HUI |
| | ☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 30500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 03/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518983502 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4097769821.48 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4097769821.48 | 66595810 | 0 |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002775889A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080107265 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002775889A |
| Transaction No | : C080107265 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 03/04/2008 18:17

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,390.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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biz FILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 19,120 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 03/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1519002622 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4098051459.08 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4098051459.08 | 66595810 | 0 |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002775898A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080107272 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002775898A

Date/Time : 03/04/2008 18:20

Transaction No : C080107272

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,380.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

**Power under Section 161 of the Companies Act ***

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

**Resolution Made**

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 19580 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 03/04/2008 | | |

Save | Delete | Reset | Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519022202** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4098346529.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4098346529.68** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002775901A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080107273 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002775901A

Date/Time : 03/04/2008 18:23

Transaction No : C080107273

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,370.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

April 2, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **51,100** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,848,902 | 4,095,807,628.48 | Before Exercise: | 16,569,753 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 51,100 | 715,803.00 | Less Exercise: | 51,100 |
| | | | | | | Less Lapsed Option(s) | 4,540 |
| | | | After Exercise: | 1,518,900,002 | 4,096,523,431.48 | After Exercise: | 16,514,113 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 02 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Shaw Bun | 01/04/2008 | 15,000 | 12.2700 | 184,050.0000 | 00033126 | 184,050.00 | 2002Aug |
| 2 | Shaw Bun | 01/04/2008 | 19,000 | 14.7300 | 279,870.0000 | 00033126 | 279,870.00 | 2004Mar |
| 3 | Soh Chuen Kong Peter | 01/04/2008 | 17,100 | 14.7300 | 251,883.0000 | 00032649 | 251,883.00 | 2004Mar |
| | | **Total** | **51,100** | **Total** | **715,803.0000** | **Total** | **715,803.00** | |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 15000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 12.27 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 02/04/2008 | | |

Save | Delete | Reset | Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518863902** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4095991678.48** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4095991678.48** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 02/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002773122A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080104285 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002773122A

Date/Time : 02/04/2008 10:18

Transaction No : C080104285

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,440.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS -

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

biz FILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 36,100 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 02/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |
|---|---|

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518900002** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4096523431.48** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4096523431.48** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 02/04/2008 |

Submit | Cancel

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bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002773133A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080104296 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002773133A | Date/Time : 02/04/2008 10:21 |
| Transaction No | : C080104296 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,430.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

April 1, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **11,700** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,837,202 | 4,095,639,379.48 | Before Exercise: | 16,581,453 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 11,700 | 168,249.00 | Less Exercise: | 11,700 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,848,902 | 4,095,807,628.48 | After Exercise: | 16,569,753 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 01 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chung Chooi Ping Peggy | 31/03/2008 | 10,000 | 14.7300 | 147,300.0000 | 00030361 | 147,300.00 | 2002Mar |
| 2 | Goh Leng Khiang | 31/03/2008 | 700 | 15.0700 | 10,549.0000 | 00026591 | 10,549.00 | 2005Mar |
| 3 | Tan Chek Soon | 31/03/2008 | 1,000 | 10.4000 | 10,400.0000 | 00028167 | 10,400.00 | 2003Feb |
| | | **Total** | **11,700** | **Total** | **168,249.0000** | **Total** | **168,249.00** | |

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 01/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518847202** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4095786679.48** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4095786679.48** | **66595810** | **0** |

**bizFILE**

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 01/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

**bizFILE**

| HOME | LOGOUT |
| --- | --- |

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002771750A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080102864 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002771750A | Date/Time : 01/04/2008 12:00 |
| Transaction No | : C080102864 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,470.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 01/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518848202** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4095797079.48** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4095797079.48** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 01/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002771769A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080102889 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002771769A

Date/Time : 01/04/2008 12:05

Transaction No : C080102889

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,460.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 700 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 01/04/2008 | | |

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518848902** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4095807628.48** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4095807628.48** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 01/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002771786A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080102904 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002771786A

Date/Time : 01/04/2008 12:09

Transaction No : C080102904

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,450.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

April 29, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **57,030** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,379,535 | 4,103,673,453.57 | Before Exercise: | 16,131,680 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 57,030 | 767,334.50 | Less Exercise: | 57,030 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,436,565 | 4,104,440,788.07 | After Exercise: | 16,074,650 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 29 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Jennifer Lynn | 28/04/2008 | 27,000 | 14.7300 | 397,710.0000 | 00026294 | 397,710.00 | 2002Mar |
| 2 | Jennifer Lynn | 28/04/2008 | 16,020 | 10.4000 | 166,608.0000 | 00026294 | 166,608.00 | 2003Feb |
| 3 | Jennifer Lynn | 28/04/2008 | 5,130 | 14.7300 | 75,564.9000 | 00026294 | 75,564.90 | 2004Mar |
| 4 | Jennifer Lynn | 28/04/2008 | 2,880 | 15.0700 | 43,401.6000 | 00026294 | 43,401.60 | 2005Mar |
| 5 | Loh Pek Woon Sandy | 28/04/2008 | 5,000 | 14.7300 | 73,650.0000 | 00030098 | 73,650.00 | 2002Mar |
| 6 | Seow Han Kah Leslie | 28/04/2008 | 1,000 | 10.4000 | 10,400.0000 | 00031799 | 10,400.00 | 2003Feb |
| | | **Total** | **57,030** | **Total** | **767,334.5000** | **Total** | **767,334.50** | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 32000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 29/04/2008 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519411535** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4104144813.57** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4104144813.57** | **66595810** | **0** |

**bizFILE**

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## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/04/2008 |

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002803645A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
| --- | --- | --- |
| **C080137339** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002803645A |
| Transaction No | : C080137339 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 29/04/2008 11:13

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,475.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 17020 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 29/04/2008 | | |

Save | Delete | Reset | Back

**bizFILE**

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519428555** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4104321821.57** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4104321821.57** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002803686A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080137384 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002803686A

Date/Time : 29/04/2008 11:25

Transaction No : C080137384

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,465.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5130 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 29/04/2008 | | |

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bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1519433685 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4104397386.47 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4104397386.47 | 66595810 | 0 |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002803711A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080137416 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002803711A |
| Transaction No | : C080137416 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 29/04/2008 11:32

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,455.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL |
| | ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE |
| | ☐ S0114104Z / HENG LEE CHENG |
| | ☐ S0234644C / KWA CHONG SENG |
| | ☐ S0820599Z / ANG KONG HUA |
| | ☐ S1462421Z / PETER ONG BOON KWEE |
| | ☐ S2549567E / WONG NGIT LIONG |
| | ☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2880 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 29/04/2008 | | |

Save | Delete | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519436565** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4104440788.07** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4104440788.07** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/04/2008 |

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PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002803759A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080137465 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002803759A

Date/Time : 29/04/2008 11:48

Transaction No : C080137465

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,445.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

Mail Processing
Section

MAY 28 2008

Washington, DC
101

April 28, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,480** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,377,055 | 4,103,630,819.97 | Before Exercise: | 16,134,160 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 2,480 | 42,633.60 | Less Exercise: | 2,480 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,379,535 | 4,103,673,453.57 | After Exercise: | 16,131,680 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 28 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

# SUMMARY OF PARTICULARS OF EXERCISE
# DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Lai Kwok Wah | 25/04/2008 | 480 | 15.0700 | 7,233.6000 | 00031435 | 7,233.60 | 2005Mar |
| 2 | Lim Chye Huat Albert | 25/04/2008 | 2,000 | 17.7000 | 35,400.0000 | 00034926 | 35,400.00 | 2001Mar |
| | | **Total** | **2,480** | **Total** | **42,633.6000** | **Total** | **42,633.60** | |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 28/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519379055** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4103666219.97** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4103666219.97** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 28/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002802092A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080135665 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002802092A

Date/Time : 28/04/2008 12:12

Transaction No : C080135665

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,495.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 480 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 28/04/2008 | | |

Save | Delete | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



**Summary of Share Capital after allotment**

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519379535** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4103673453.57** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4103673453.57** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 28/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002802105A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080135681 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002802105A |
| Transaction No | : C080135681 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 28/04/2008 12:17

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,485.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

April 25, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

06-18-003 (10/2007)
Co Reg No 199901152M

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **280** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | Shares |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,376,775 | 4,103,626,600.37 | Before Exercise: | 16,134,440 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 280 | 4,219.60 | Less Exercise: | 280 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,377,055 | 4,103,630,819.97 | After Exercise: | 16,134,160 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 25 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Look Wai Yi | 24/04/2008 | 280 | 15.0700 | 4,219.6000 | 00032185 | 4,219.60 | 2005Mar |
| | | **Total** | **280** | **Total** | **4,219.6000** | **Total** | **4,219.60** | |

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 280 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 25/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519377055** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4103630819.97** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4103630819.97** | **66595810** | **0** |

**bizFILE**

PAYMENTS

HOME | LOGOUT

## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 25/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002800589A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080133981 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002800589A

Date/Time : 25/04/2008 13:52

Transaction No : C080133981

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,505.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

April 24, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **10,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,366,775 | 4,103,479,300.37 | Before Exercise: | 16,144,440 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 10,000 | 147,300.00 | Less Exercise: | 10,000 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,376,775 | 4,103,626,600.37 | After Exercise: | 16,134,440 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 24 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Koh Lay Hua | 23/04/2008 | 10,000 | 14.7300 | 147,300.0000 | 00030619 | 147,300.00 | 2002Mar |
| | | **Total** | **10,000** | **Total** | **147,300.0000** | **Total** | **147,300.00** | |

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

**Resolution Made**

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 24/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1519376775 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4103626600.37 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4103626600.37 | 66595810 | 0 |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 24/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002798884A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080132168 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002798884A |
| Transaction No | : C080132168 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 24/04/2008 12:03

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,525.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

April 23, 2008

SEC
Mail Processing
Section

MAY 20 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

06-18-003 (10/2007)
Co Reg. No: 199901152M

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **300** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,366,475 | 4,103,474,779.37 | Before Exercise: | 16,144,780 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 300 | 4,521.00 | Less Exercise: | 300 |
| | | | | | | Less Lapsed Option(s) | 40 |
| | | | After Exercise: | 1,519,366,775 | 4,103,479,300.37 | After Exercise: | 16,144,440 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 23 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Leong Wen Huey Lynna | 22/04/2008 | 300 | 15.0700 | 4,521.0000 | 00031831 | 4,521.00 | 2005Mar |
| | | **Total** | **300** | **Total** | **4,521.0000** | **Total** | **4,521.00** | |

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 300 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 23/04/2008

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Summary of Share Capital after allotment**

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519366775** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4103479300.37** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4103479300.37** | **66595810** | **0** |

**bizFILE**

PAYMENTS

HOME | LOGOUT

## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 23/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002798249A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080131477 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002798249A

Date/Time : 23/04/2008 18:11

Transaction No : C080131477

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,555.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

April 18, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF 25,300 ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,341,175 | 4,103,138,659.37 | Before Exercise: | 16,170,080 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 25,300 | 336,120.00 | Less Exercise: | 25,300 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,366,475 | 4,103,474,779.37 | After Exercise: | 16,144,780 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 18 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

# SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| ~~1~~ | ~~Koh Chuck Thong Kevin~~ | ~~17/04/2008~~ | ~~1,880~~ | ~~14.7300~~ | ~~27,692.4000~~ | ~~00026641~~ | ~~27,692.40~~ | 2004Mar |
| 2 | Thio Tse Chong | 17/04/2008 | 15,300 | 10.4000 | 159,120.0000 | 00029090 | 159,120.00 | 2003Feb |
| 3 | Yip Peck Kwan | 17/04/2008 | 10,000 | 17.7000 | 177,000.0000 | 00031260 | 177,000.00 | 2001Mar |
| | | **Total** | **27,180** | **Total** | **363,812.4000** | **Total** | **363,812.40** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 18/04/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1519351175 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4103315659.37 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4103315659.37 | 66595810 | 0 |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 18/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002792571A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080124395 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002792571A

Date/Time : 18/04/2008 14:42

Transaction No : C080124395

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,580.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 15300 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 18/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1519366475 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4103474779.37 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4103474779.37 | 66595810 | 0 |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 18/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002792581A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080124405 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002792581A

Date/Time : 18/04/2008 14:45

Transaction No : C080124405

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,570.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

April 17, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,340,175 | 4,103,123,589.37 | Before Exercise: | 16,172,380 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 1,000 | 15,070.00 | Less Exercise: | 1,000 |
| | | | | | | Less Lapsed Option(s) | 1,300 |
| | | | After Exercise: | 1,519,341,175 | 4,103,138,659.37 | After Exercise: | 16,170,080 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 17 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Choi Wai Han Vivien | 16/04/2008 | 720 | 15.0700 | 10,850.4000 | 00034611 | 10,850.40 | 2005Mar |
| 2 | Chong Ming Lau | 16/04/2008 | 280 | 15.0700 | 4,219.6000 | 00030155 | 4,219.60 | 2005Mar |
| | | **Total** | **1,000** | **Total** | **15,070.0000** | **Total** | **15,070.00** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 17/04/2008 | | |

Save | Delete | Reset | Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1519341175 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4103138659.37 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4103138659.37 | 66595810 | 0 |

# bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 17/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002790527A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080122374 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002790527A | Date/Time : 17/04/2008 11:15 |
| Transaction No | : C080122374 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,735.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

April 14, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION
OF **6,413** ORDINARY SHARES FULLY PAID ARISING
FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,333,762 | 4,103,026,155.88 | Before Exercise: | 16,077,053 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 6,413 | 97,433.49 | Less Exercise: | 6,413 |
| | | | | | | Less Lapsed Option (s) | 6,360 |
| | | | After Exercise: | 1,519,340,175 | 4,103,123,589.37 | After Exercise: | 16,172,380 |

*** Outstanding balance After Exercise adjusted to include 108,100 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 14 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Goh Nai Min Bernard | 11/04/2008 | 1,000 | 17.7000 | 17,700.0000 | 00026534 | 17,700.00 | 2001Mar |
| 2 | Lim Wei Tong Philip | 11/04/2008 | 5,413 | 14.7300 | 79,733.4900 | 00028217 | 79,733.49 | 2002Mar |
| | | **Total** | **6,413** | **Total** | **97,433.4900** | **Total** | **97,433.49** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 1000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 14/04/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519334762** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4103043855.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4103043855.88** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002786446A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080118116 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002786446A

Date/Time : 14/04/2008 14:25

Transaction No : C080118116

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,850.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5413 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 14/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1519340175 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4103123589.37 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4103123589.37 | 66595810 | 0 |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002786471A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080118147 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002786471A

Date/Time : 14/04/2008 14:34

Transaction No : C080118147

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,840.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

DBS

April 11, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co Reg No 199901152M

# DBS GROUP HOLDINGS LTD
## DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **15,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,318,762 | 4,102,805,205.88 | Before Exercise: | 16,092,053 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 15,000 | 220,950.00 | Less Exercise: | 15,000 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,333,762 | 4,103,026,155.88 | After Exercise: | 16,077,053 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Jeannie Hui

Authorised Signature:

Designation: Vice President

Date: 11 April 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chan King Wo Peter | 09/04/2008 | 15,000 | 14.7300 | 220,950.0000 | 00033993 | 220,950.00 | 2002Mar |
| | | **Total** | **15,000** | **Total** | **220,950.0000** | **Total** | **220,950.00** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 15000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 11/04/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519333762** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4103026155.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4103026155.88** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 11/04/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002785043A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080116552 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002785043A

Date/Time : 11/04/2008 16:16

Transaction No : C080116552

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 3,010.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

January 10, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **17,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,942,562 | 4,083,316,014.28 | Before Exercise: | 17,621,753 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 17,400 | 217,210.00 | Less Exercise: | 17,400 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,959,962 | 4,083,533,224.28 | After Exercise: | 17,604,353 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 10 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Khoo Kim How | 09/01/2008 | 10,400 | 10.4000 | 108,160.0000 | 00029355 | 108,160.00 | 2003Feb |
| 2 | Ling Puay Hwa | 09/01/2008 | 2,000 | 17.7000 | 35,400.0000 | 00026278 | 35,400.00 | 2001Mar |
| 3 | Tan Sai Tien | 09/01/2008 | 5,000 | 14.7300 | 73,650.0000 | 00026435 | 73,650.00 | 2002Mar |
| | | **Total** | **17,400** | **Total** | **217,210.0000** | **Total** | **217,210.00** | |

LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |
|---|---|

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 10/01/2008

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517949562** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4083425064.28** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4083425064.28** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 10/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002686508A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080011757 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002686508A

Date/Time : 10/01/2008 16:29

Transaction No : C080011757

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 645.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 10/01/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517944562** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4083351414.28** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4083351414.28** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 10/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002686488A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080011736 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002686488A

Date/Time : 10/01/2008 16:23

Transaction No : C080011736

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 655.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes ✓
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10400 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 10/01/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517959962** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4083533224.28** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4083533224.28** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 10/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002686548A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080011802 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002686548A

Date/Time : 10/01/2008 16:40

Transaction No : C080011802

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 635.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

January 9, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chan Tak Kin | 08/01/2008 | 55,000 | 14.7300 | 810,150.0000 | 00031450 | 810,150.00 | 2002Mar |
| 2 | Chua Bee Choo | 08/01/2008 | 53,800 | 10.4000 | 559,520.0000 | 00030643 | 559,520.00 | 2003Feb |
| 3 | Ting Ping Ee Joan Maria | 08/01/2008 | 3,000 | 14.7300 | 44,190.0000 | 00025726 | 44,190.00 | 2002Mar |
| | | **Total** | **111,800** | **Total** | **1,413,860.0000** | **Total** | **1,413,860.00** | |

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **111,800** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,830,762 | 4,081,902,154.28 | Before Exercise: | 17,735,873 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 111,800 | 1,413,860.00 | Less Exercise: | 111,800 |
| | | | | | | Less Lapsed Option(s) | 2,320 |
| | | | After Exercise: | 1,517,942,562 | 4,083,316,014.28 | After Exercise: | 17,621,753 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 09 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 58000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 09/01/2008

Save | Delete | Reset | Back

BIZFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517888762** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4082756494.28** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4082756494.28** | **66595810** | **0** |

BIZFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 09/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002684284A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
|---|---|---|
| **C080009499** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002684284A |
| Transaction No | : C080009499 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 09/01/2008 12:17

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 675.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 53800 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 09/01/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517942562** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4083316014.28** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4083316014.28** | **66595810** | **0** |

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 09/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

BIZFILE

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002684308A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080009527 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002684308A

Date/Time : 09/01/2008 12:27

Transaction No : C080009527

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 665.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

January 8, 2008

PSH
Mail Processing
Section

MAY 2 8 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **19,390** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,811,372 | 4,081,600,818.38 | Before Exercise: | 17,755,263 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 19,390 | 301,335.90 | Less Exercise: | 19,390 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,830,762 | 4,081,902,154.28 | After Exercise: | 17,735,873 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 08 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chan Ka Yin | 07/01/2008 | 4,500 | 17.7000 | 79,650.0000 | 00025791 | 79,650.00 | 2001Mar |
| 2 | Chan Poh Geok | 07/01/2008 | 2,280 | 14.7300 | 33,584.4000 | 00025452 | 33,584.40 | 2004Mar |
| 3 | Chan Poh Geok | 07/01/2008 | 390 | 15.0700 | 5,877.3000 | 00025452 | 5,877.30 | 2005Mar |
| 4 | Ong Pang Siong | 07/01/2008 | 120 | 15.0700 | 1,808.4000 | 00027847 | 1,808.40 | 2005Mar |
| 5 | Ting Heng Yeaw Alfred | 07/01/2008 | 5,680 | 14.7300 | 83,666.4000 | 00027953 | 83,666.40 | 2004Mar |
| 6 | Ting Heng Yeaw Alfred | 07/01/2008 | 6,420 | 15.0700 | 96,749.4000 | 00027953 | 96,749.40 | 2005Mar |
| | | **Total** | **19,390** | **Total** | **301,335.9000** | **Total** | **301,335.90** | |

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 6930

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 08/01/2008

Save | Delete | Reset | Back

BIZFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517830762** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081902154.28** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081902154.28** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002683647A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080008813 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002683647A |
| Transaction No | : C080008813 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 08/01/2008 18:32

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 685.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐S2622983I / JEANNIE HUI

☐Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7960 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 08/01/2008

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517823832** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081797719.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081797719.18** | **66595810** | **0** |

BIZFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002683636A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080008805 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002683636A | Date/Time : 08/01/2008 18:23 |
| Transaction No | : C080008805 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 695.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S2549567E / WONG NGIT LIONG

☐ S2622983I / JEANNIE HUI

☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4500 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 08/01/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517815872** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081680468.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081680468.38** | **66595810** | **0** |

PAYMENTS

BIZFILE

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002683628A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080008792 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002683628A

Date/Time : 08/01/2008 18:17

Transaction No : C080008792

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 705.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

January 7, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **16,510** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,794,862 | 4,081,365,175.68 | Before Exercise: | 17,762,333 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 16,510 | 235,642.70 | Less Exercise: | 16,510 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,811,372 | 4,081,600,818.38 | After Exercise: | 17,755,263 |

*** Outstanding balance After Exercise adjusted to include 9,440 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 07 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/01/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517796862** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081395775.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081395775.68** | **66595810** | **0** |

**bizFILE**

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002681882A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080007015 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002681882A

Date/Time : 07/01/2008 17:45

Transaction No : C080007015

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 755.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 5000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 07/01/2008

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517801862** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081484275.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081484275.68** | **66595810** | **0** |

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002681893A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080007025 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002681893A

Date/Time : 07/01/2008 17:48

Transaction No : C080007025

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 745.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/01/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1517807362 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4081541475.68 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4081541475.68 | 66595810 | 0 |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

biz FILE

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002681905A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080007039 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002681905A

Date/Time : 07/01/2008 17:50

Transaction No : C080007039

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 735.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3200 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/01/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517810562** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081588611.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081588611.68** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (selected) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002681908A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080007041 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002681908A

Date/Time : 07/01/2008 17:52

Transaction No : C080007041

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 725.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉Yes ○No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐093190653 / FRANK WONG KWONG SHING
☐112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 810 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/01/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517811372** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081600818.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081600818.38** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002681923A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080007051 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002681923A

Date/Time : 07/01/2008 17:54

Transaction No : C080007051

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 715.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

January 4, 2008

SEC
Mail Processing
Section

MAY 2 0 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-008 (01/2007)
Co. Reg. No: 199901152M

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,793,862 | 4,081,354,775.68 | Before Exercise: | 17,763,333 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 1,000 | 10,400.00 | Less Exercise: | 1,000 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,794,862 | 4,081,365,175.68 | After Exercise: | 17,762,333 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 04 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Lim King Seng | 03/01/2008 | 1,000 | 10.4000 | 10,400.0000 | 00030908 | 10,400.00 | 2003Feb |
| | | **Total** | **1,000** | **Total** | **10,400.0000** | **Total** | **10,400.00** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA

☐ S2549367E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
| --- | --- | --- | --- |
| Number of shares : | 1000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 04/01/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517794862** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081365175.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081365175.68** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 04/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002679620A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080004591 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002679620A | Date/Time : 04/01/2008 15:30 |
| Transaction No | : C080004591 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 775.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

January 3, 2008

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-008 (01/2007)
Co. Reg. No: 199901152M

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Cheah Le Sa | 02/01/2008 | 1,900 | 12.2700 | 23,313.0000 | 00031955 | 23,313.00 | 2002Aug |
| 2 | Cheah Le Sa | 02/01/2008 | 2,100 | 14.7300 | 30,933.0000 | 00031955 | 30,933.00 | 2004Mar |
| 3 | Tan Chee Keon | 02/01/2008 | 3,000 | 17.7000 | 53,100.0000 | 00028993 | 53,100.00 | 2001Mar |
| | | **Total** | **7,000** | **Total** | **107,346.0000** | **Total** | **107,346.00** | |

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **7,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,786,862 | 4,081,247,429.68 | Before Exercise: | 17,779,773 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 7,000 | 107,346.00 | Less Exercise: | 7,000 |
| | | | | | | Less Lapsed Option(s) | 9,440 |
| | | | After Exercise: | 1,517,793,862 | 4,081,354,775.68 | After Exercise: | 17,763,333 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 03 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

**Capital Information**

Currency : **SINGAPORE, DOLLARS ( SGD )**

**Return of Allotment of Shares (Payable in cash)** *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2100 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 03/01/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517793862** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081354775.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081354775.68** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002677865A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
|---|---|---|
| **C080002888** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002677865A

Date/Time : 03/01/2008 14:44

Transaction No : C080002888

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 785.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA

☐S26229831 / JEANNIE HUI
☐Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1900 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 12.27

unpaid : 0

Date of Allotment: 03/01/2008

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517791762** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081323842.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081323842.68** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002677829A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080002852 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002677829A

Date/Time : 03/01/2008 14:32

Transaction No : C080002852

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 795.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes /
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors /

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's /

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI

☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 03/01/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517789862** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081300529.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081300529.68** | **66595810** | **0** |

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002677806A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
|---|---|---|
| **C080002831** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002677806A

Date/Time : 03/01/2008 14:25

Print Back

Transaction No : C080002831

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
| --- | --- | --- | --- | --- |
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 805.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

December 28, 2007

SEC
Mail Processing
Section

[illegible] 28 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **11,680** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,775,182 | 4,081,048,472.08 | Before Exercise: | 17,791,453 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 11,680 | 198,957.60 | Less Exercise: | 11,680 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,786,862 | 4,081,247,429.68 | After Exercise: | 17,779,773 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 28 December 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chan Yoke Meng | 27/12/2007 | 10,000 | 17.7000 | 177,000.0000 | 00031849 | 177,000.00 | 2001Mar |
| 2 | Lee Bun Ling | 27/12/2007 | 1,200 | 12.2700 | 14,724.0000 | 00031898 | 14,724.00 | 2002Aug |
| 3 | Lee Bun Ling | 27/12/2007 | 480 | 15.0700 | 7,233.6000 | 00031898 | 7,233.60 | 2005Mar |
| | | **Total** | **11,680** | **Total** | **198,957.6000** | **Total** | **198,957.60** | |

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

| | |
|---|---|
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 28/12/2007

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517785182** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081225472.08** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081225472.08** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 28/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002672420A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C070679777 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002672420A |
| Transaction No | : C070679777 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 28/12/2007 11:19

Print

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 860.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
| --- | --- | --- | --- |
| Number of shares : | 1200 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 12.27

unpaid : 0

Date of Allotment: 28/12/2007

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517786382** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081240196.08** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081240196.08** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 28/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002672437A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C070679795 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002672437A

Date/Time : 28/12/2007 11:23

Transaction No : C070679795

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 850.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 480 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 28/12/2007 | | |

Save | Delete | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

**Summary of Share Capital after allotment**

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517786862** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081247429.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081247429.68** | **66595810** | **0** |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517786862** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081247429.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081247429.68** | **66595810** | **0** |

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ⦿ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 28/12/2007 |

Submit | Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002672447A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C070679806 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002672447A | Date/Time : 28/12/2007 11:26 |
| Transaction No | : C070679806 | Print |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 840.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

Mail Processing
Section

MAY 20 2008

Washington, DC
101

December 27, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **17,600** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,757,582 | 4,080,832,524.08 | Before Exercise: | 17,809,053 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 17,600 | 215,948.00 | Less Exercise: | 17,600 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,775,182 | 4,081,048,472.08 | After Exercise: | 17,791,453 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 27 December 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chua Lay San | 26/12/2007 | 7,000 | 10.4000 | 72,800.0000 | 00026070 | 72,800.00 | 2003Feb |
| 2 | Chua Lay San | 26/12/2007 | 7,600 | 14.7300 | 111,948.0000 | 00026070 | 111,948.00 | 2004Mar |
| 3 | Lum Moe Tchun | 26/12/2007 | 1,000 | 10.4000 | 10,400.0000 | 00027052 | 10,400.00 | 2003Feb |
| 4 | Wee Aik Huat Vincent | 26/12/2007 | 2,000 | 10.4000 | 20,800.0000 | 00026658 | 20,800.00 | 2003Feb |
| | | **Total** | **17,600** | **Total** | **215,948.0000** | **Total** | **215,948.00** | |

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

BIZFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 27/12/2007

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517767582** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4080936524.08** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4080936524.08** | **66595810** | **0** |

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 27/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002670689A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C070677857 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002670689A

Date/Time : 27/12/2007 11:48

Transaction No : C070677857

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 900.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

| | |
|---|---|
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7600 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 27/12/2007 | | |

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517775182** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4081048472.08** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4081048472.08** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 27/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002670699A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C070677864 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002670699A

Date/Time : 27/12/2007 11:50

Print

Transaction No : C070677864

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 890.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

Mail Processing
Section

MAY 28 2008

Washington, DC
101

December 26, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-008 (01/2007)
Co. Reg. No: 199901152M

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Liu Wa Ching | 21/12/2007 | 1,200 | 15.0700 | 18,084.0000 | 00029843 | 18,084.00 | 2005Mar |
| 2 | Low Kai Yu | 21/12/2007 | 332 | 15.0700 | 5,003.2400 | 00030809 | 5,003.24 | 2005Mar |
| | | **Total** | **1,532** | **Total** | **23,087.2400** | **Total** | **23,087.24** | |

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,532** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,756,050 | 4,080,809,436.84 | Before Exercise: | 17,810,585 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 1,532 | 23,087.24 | Less Exercise: | 1,532 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,757,582 | 4,080,832,524.08 | After Exercise: | 17,809,053 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 26 December 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1532 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 26/12/2007

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517757582** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4080832524.08** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4080832524.08** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 26/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002668916A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C070675910 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002668916A

Date/Time : 26/12/2007 10:54

Transaction No : C070675910

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 910.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

December 21, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-008 (01/2007)
[redacted]
Co. Reg. No: 199901152M

# SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Phua Tok Kiak | 19/12/2007 | 3,000 | 15.3000 | 45,900.0000 | 00029348 | 45,900.00 | 1999Jul |
| | | **Total** | **3,000** | **Total** | **45,900.0000** | **Total** | **45,900.00** | |

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,753,050 | 4,080,763,536.84 | Before Exercise: | 17,813,585 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 3,000 | 45,900.00 | Less Exercise: | 3,000 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,756,050 | 4,080,809,436.84 | After Exercise: | 17,810,585 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 21 December 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

S2549567E / WONG NGIT LIONG

S2622983I / JEANNIE HUI

Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 21/12/2007 | | |

Save | Delete | Reset | Back

BIZFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517756050** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4080809436.84** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4080809436.84** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 21/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002666696A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C070673302 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002666696A

Date/Time : 21/12/2007 11:29

Transaction No : C070673302

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 920.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

December 19, 2007

SEC
Mail Processing
Section

MAY 2 8 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

1 **Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Tang Shee Yin | 18/12/2007 | 3,600 | 14.7300 | 53,028.0000 | 00028548 | 53,028.00 | 2004Mar |
| | | **Total** | **3,600** | **Total** | **53,028.0000** | **Total** | **53,028.00** | |

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **3,600** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,749,450 | 4,080,710,508.84 | Before Exercise: | 17,817,185 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 3,600 | 53,028.00 | Less Exercise: | 3,600 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,753,050 | 4,080,763,536.84 | After Exercise: | 17,813,585 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 19 December 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3600 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 19/12/2007

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |
|---|---|

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517753050** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4080763536.84** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4080763536.84** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 19/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002665719A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
|---|---|---|
| **C070672340** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002665719A | Date/Time : 19/12/2007 16:43 |
| Transaction No | : C070672340 | Print |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 930.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

SEC Mail Processing Section
MAY 28 2008
Washington, DC
101

December 18, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,743,450 | 4,080,604,308.84 | Before Exercise: | 17,823,185 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 6,000 | 106,200.00 | Less Exercise: | 6,000 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,749,450 | 4,080,710,508.84 | After Exercise: | 17,817,185 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 18 December 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

# SUMMARY OF PARTICULARS OF EXERCISE
# DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Ho Koon Hau Damian Peter | 17/12/2007 | 6,000 | 17.7000 | 106,200.0000 | 00030957 | 106,200.00 | 2001Mar |
| | | **Total** | **6,000** | **Total** | **106,200.0000** | **Total** | **106,200.00** | |

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 6000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 18/12/2007

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517749450** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4080710508.84** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4080710508.84** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 18/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002664313A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C070670913 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002664313A

Date/Time : 18/12/2007 17:34

Transaction No : C070670913

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 940.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

December 17, 2007



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Goh Bak Keow | 14/12/2007 | 5,000 | 17.7000 | 88,500.0000 | 00027011 | 88,500.00 | 2001Mar |
| | | **Total** | **5,000** | **Total** | **88,500.0000** | **Total** | **88,500.00** | |

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,738,450 | 4,080,515,808.84 | Before Exercise: | 17,829,365 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 5,000 | 88,500.00 | Less Exercise: | 5,000 |
| | | | | | | Less Lapsed Option(s) | 1,180 |
| | | | After Exercise: | 1,517,743,450 | 4,080,604,308.84 | After Exercise: | 17,823,185 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 17 December 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 17/12/2007

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517743450** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4080604308.84** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4080604308.84** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 17/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002662708A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C070669269 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002662708A

Date/Time : 17/12/2007 17:55

Transaction No : C070669269

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 950.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

SEC
Mail Processing
Section

MAY 2 8 2008

Washington, DC
101

December 14, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

# SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Ho Koon Hau Damian Peter | 13/12/2007 | 2,475 | 15.3000 | 37,867.5000 | 00030957 | 37,867.50 | 1999Jul |
| 2 | Ho Koon Hau Damian Peter | 13/12/2007 | 4,000 | 17.7000 | 70,800.0000 | 00030957 | 70,800.00 | 2001Mar |
| 3 | Mascarenhas Agnelo Francis | 13/12/2007 | 3,000 | 12.2700 | 36,810.0000 | 00031872 | 36,810.00 | 2002Aug |
| 4 | Tan Sook Han Serena | 13/12/2007 | 10,000 | 14.7300 | 147,300.0000 | 00031617 | 147,300.00 | 2002Mar |
| | | **Total** | **19,475** | **Total** | **292,777.5000** | **Total** | **292,777.50** | |

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **19,475** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,718,975 | 4,080,223,031.34 | Before Exercise: | 17,848,840 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 19,475 | 292,777.50 | Less Exercise: | 19,475 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,738,450 | 4,080,515,808.84 | After Exercise: | 17,829,365 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 14 December 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2475 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Date of Allotment: 14/12/2007

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517721450** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4080260898.84** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4080260898.84** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002660839A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C070667530 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002660839A

Date/Time : 14/12/2007 17:13

Transaction No : C070667530

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 995.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG

☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

| | |
|---|---|
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 14/12/2007

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517725450** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4080331698.84** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4080331698.84** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002660868A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C070667557 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE.

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002660868A

Date/Time : 14/12/2007 17:20

Transaction No : C070667557

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 985.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG

☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 12.27 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 14/12/2007 | | |

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |
|---|---|

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517728450** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4080368508.84** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4080368508.84** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002660874A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C070667568 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002660874A

Date/Time : 14/12/2007 17:22

Transaction No : C070667568

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 975.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

BIZFILE.

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 14/12/2007 | | |

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517738450** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4080515808.84** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4080515808.84** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/12/2007 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002660888A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| **C070667583** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002660888A

Date/Time : 14/12/2007 17:25

Transaction No : C070667583

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 965.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

January 21, 2008

SEC
Mail Processing
Section

MAY 2 8 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Lo Wing Tai Brian | 18/01/2008 | 4,500 | 15.0700 | 67,815.0000 | 00032060 | 67,815.00 | 2005Mar |
| | | **Total** | **4,500** | **Total** | **67,815.0000** | **Total** | **67,815.00** | |

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,500** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,982,852 | 4,083,915,387.78 | Before Exercise: | 17,577,663 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 4,500 | 67,815.00 | Less Exercise: | 4,500 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,987,352 | 4,083,983,202.78 | After Exercise: | 17,573,163 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 21 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4500 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 21/01/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517987352** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4083983202.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4083983202.78** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 21/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002698626A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080024662 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

BIZFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002698626A

Date/Time : 21/01/2008 18:28

Transaction No : C080024662

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,520.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

January 17, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **17,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,965,852 | 4,083,617,457.78 | Before Exercise: | 17,598,463 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 17,000 | 297,930.00 | Less Exercise: | 17,000 |
| | | | | | | Less Lapsed Option(s) | 3,800 |
| | | | After Exercise: | 1,517,982,852 | 4,083,915,387.78 | After Exercise: | 17,577,663 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 17 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 16000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 17/01/2008

Save Delete Reset Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1517981852 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4083900657.78 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4083900657.78 | 66595810 | 0 |

**bizFILE**

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 17/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002695105A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
|---|---|---|
| **C080020685** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002695105A

Date/Time : 17/01/2008 17:34

Transaction No : C080020685

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,560.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |
|---|---|

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL |
| | ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER |
| | ☐ S0016173Z / KOH BOON HWEE |
| If a director/ secretary signed the above, please select accordingly : | ☐ S0040556F / GOH GEOK LING |
| | ☐ S0114104Z / HENG LEE CHENG |
| | ☐ S0234644C / KWA CHONG SENG |
| | ☐ S0820599Z / ANG KONG HUA |
| | ☐ S1462421Z / PETER ONG BOON KWEE |
| | ☐ S2549567E / WONG NGIT LIONG |
| | ☐ S2622983I / JEANNIE HUI |
| | ☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 17/01/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517982852** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4083915387.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4083915387.78** | **66595810** | **0** |

**bizFILE**

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 17/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002695122A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080020706 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002695122A

Date/Time : 17/01/2008 17:38

Transaction No : C080020706

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,550.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

January 14, 2008

SEC
Mail Processing
Section

MAY 2 [illegible] 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co Reg No: 199901152M

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,961,852 | 4,083,561,257.78 | Before Exercise: | 17,602,463 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 4,000 | 56,200.00 | Less Exercise: | 4,000 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,965,852 | 4,083,617,457.78 | After Exercise: | 17,598,463 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 14 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Tsng Boon Kiat | 11/01/2008 | 2,000 | 17.7000 | 35,400.0000 | 00031690 | 35,400.00 | 2001Mar |
| 2 | Wee Aik Huat Vincent | 11/01/2008 | 2,000 | 10.4000 | 20,800.0000 | 00026658 | 20,800.00 | 2003Feb |
| | | **Total** | **4,000** | **Total** | **56,200.0000** | **Total** | **56,200.00** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 14/01/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517963852** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4083596657.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4083596657.78** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002689445A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080014821 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002689445A |
| Transaction No | : C080014821 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 14/01/2008 11:56

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 605.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 14/01/2008

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517965852** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4083617457.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4083617457.78** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002689453A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080014834 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002689453A | Date/Time : 14/01/2008 11:59 |
| Transaction No | : C080014834 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 595.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

January 11, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Bank Ltd
Legal & Secretariat
6 Shenton Way #39-02
DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,890** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,959,962 | 4,083,533,224.28 | Before Exercise: | 17,604,353 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 1,890 | 28,033.50 | Less Exercise: | 1,890 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,961,852 | 4,083,561,257.78 | After Exercise: | 17,602,463 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 11 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Wong Man Seung Arthur | 10/01/2008 | 1,320 | 14.7300 | 19,443.6000 | 00031971 | 19,443.60 | 2004Mar |
| 2 | Wong Man Seung Arthur | 10/01/2008 | 570 | 15.0700 | 8,589.9000 | 00031971 | 8,589.90 | 2005Mar |
| | | **Total** | **1,890** | **Total** | **28,033.5000** | **Total** | **28,033.50** | |

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ [illegible]

☐ S26229831 / JEANNIE HUI

☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 570 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 11/01/2008

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517961852** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4083561257.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4083561257.78** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 11/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002687972A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080013160 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002687972A

Date/Time : 11/01/2008 15:29

Transaction No : C080013160

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 615.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1320 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 11/01/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517961282** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4083552667.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4083552667.88** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 11/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002687952A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080013148 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002687952A | Date/Time : 11/01/2008 15:24 |
| Transaction No | : C080013148 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 625.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

February 19, 2008

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,038,802 | 4,084,739,924.68 | Before Exercise: | 17,520,113 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 1,000 | 17,700.00 | Less Exercise: | 1,000 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,039,802 | 4,084,757,624.68 | After Exercise: | 17,519,113 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 19 February 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Tan Boon Kien | 18/02/2008 | 1,000 | 17.7000 | 17,700.0000 | 00025692 | 17,700.00 | 2001Mar |
| | | **Total** | **1,000** | **Total** | **17,700.0000** | **Total** | **17,700.00** | |

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 19/02/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518039802** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084757624.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084757624.68** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 19/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002727686A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080056052 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002727686A

Date/Time : 19/02/2008 14:10

Transaction No : C080056052

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,300.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

SEC
Mail Processing
Section

MAY 2 0 2008

Washington, DC
101

February 15, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co Reg No. 199901152M

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Lim Chu Chong | 14/02/2008 | 2,000 | 14.7300 | 29,460.0000 | 00026286 | 29,460.00 | 2002Mar |
| 2 | Low Ee Lang | 14/02/2008 | 2,000 | 14.7300 | 29,460.0000 | 00028043 | 29,460.00 | 2002Mar |
| | | **Total** | **4,000** | **Total** | **58,920.0000** | **Total** | **58,920.00** | |

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,034,802 | 4,084,681,004.68 | Before Exercise: | 17,524,113 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 4,000 | 58,920.00 | Less Exercise: | 4,000 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,038,802 | 4,084,739,924.68 | After Exercise: | 17,520,113 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 15 February 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

**Date of allotment is invalid.**

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 15/02/2008

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518038802** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084739924.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084739924.68** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 15/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002724810A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080053180 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002724810A

Date/Time : 15/02/2008 15:26

Transaction No : C080053180

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,320.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

SEC
Mail Processing
Section

MAY 2 0 2008

Washington, DC
101

February 14, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co Reg. No 199901152M

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **900** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,033,902 | 4,084,667,747.68 | Before Exercise: | 17,525,013 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 900 | 13,257.00 | Less Exercise: | 900 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,034,802 | 4,084,681,004.68 | After Exercise: | 17,524,113 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 14 February 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Li Tung Wan | 13/02/2008 | 900 | 14.7300 | 13,257.0000 | 00030726 | 13,257.00 | 2004Mar |
| | | **Total** | **900** | **Total** | **13,257.0000** | **Total** | **13,257.00** | |

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA

☐S2549567E / WONG NGIT LIONG
☐S2622983I / JEANNIE HUI
☐Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

**Date of allotment must not be a future date.**

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 900 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 14/02/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518034802 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4084681004.68 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4084681004.68 | 66595810 | 0 |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 14/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002723396A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| **C080051760** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | | | |
|---|---|---|---|
| Receipt No | : ACR0000002723396A | Date/Time : 14/02/2008 15:35 | |
| Transaction No | : C080051760 | Print | Back |
| Agency | : RCB - RCB | | |
| Application | : BIZFILE PAYMENT SERVICE | | |
| Paid via | : Deposit Service Account | | |
| EP Ref No | : | | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,330.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

February 13, 2008

SEC
Mail Processing
Section

MAY 2 0 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **10,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,023,902 | 4,084,514,747.68 | Before Exercise: | 17,536,613 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 10,000 | 153,000.00 | Less Exercise: | 10,000 |
| | | | | | | Less Lapsed Option(s) | 1,600 |
| | | | After Exercise: | 1,518,033,902 | 4,084,667,747.68 | After Exercise: | 17,525,013 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 13 February 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Low Elsie | 12/02/2008 | 10,000 | 15.3000 | 153,000.0000 | 00026005 | 153,000.00 | 1999Jul |
| | | **Total** | **10,000** | **Total** | **153,000.0000** | **Total** | **153,000.00** | |

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐S2622983I / JEANNIE HUI

☐Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Date of Allotment: 13/02/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518033902** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084667747.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084667747.68** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 13/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002721952A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080050251 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002721952A

Date/Time : 13/02/2008 15:15

Transaction No : C080050251

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
| --- | --- | --- | --- | --- |
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,340.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

February 6, 2008

Mail Processing
Section

MAY 2 ? 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
## DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,030** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,022,872 | 4,084,499,443.18 | Before Exercise: | 17,537,643 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 1,030 | 15,304.50 | Less Exercise: | 1,030 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,023,902 | 4,084,514,747.68 | After Exercise: | 17,536,613 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 06 February 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Li Ho Ching Carmen | 05/02/2008 | 390 | 15.0700 | 5,877.3000 | 00029512 | 5,877.30 | 2005Mar |
| 2 | Li Ho Ching Carmen | 05/02/2008 | 640 | 14.7300 | 9,427.2000 | 00029512 | 9,427.20 | 2004Mar |
| | | **Total** | **1,030** | **Total** | **15,304.5000** | **Total** | **15,304.50** | |

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
If a director/ ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER

| | |
|---|---|
| secretary / signed the above, please select accordingly : | ☐ S0010175Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 640 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 06/02/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518023512** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084508870.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084508870.38** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002718526A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080046880 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002718526A

Date/Time : 06/02/2008 12:41

Transaction No : C080046880

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,360.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
If a director/ ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER

secretary signed the above, please select accordingly :

- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 390 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 06/02/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518023902** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084514747.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084514747.68** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002718533A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080046887 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002718533A | Date/Time : 06/02/2008 12:44 |
| Transaction No | : C080046887 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,350.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

January 30, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,021,872 | 4,084,484,713.18 | Before Exercise: | 17,538,643 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 1,000 | 14,730.00 | Less Exercise: | 1,000 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,022,872 | 4,084,499,443.18 | After Exercise: | 17,537,643 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 30 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Koh Wai Lan Audrey | 29/01/2008 | 1,000 | 14.7300 | 14,730.0000 | 00027573 | 14,730.00 | 2002Mar |
| | | **Total** | **1,000** | **Total** | **14,730.0000** | **Total** | **14,730.00** | |

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA

☐S2622983I / JEANNIE HUI
☐Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 30/01/2008

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518022872** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084499443.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084499443.18** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 30/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002709679A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080037131 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

January 28, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,019,872 | 4,084,463,913.18 | Before Exercise: | 17,540,643 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 2,000 | 20,800.00 | Less Exercise: | 2,000 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,021,872 | 4,084,484,713.18 | After Exercise: | 17,538,643 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 28 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Kong Shui Ping | 25/01/2008 | 2,000 | 10.4000 | 20,800.0000 | 00025379 | 20,800.00 | 2003Feb |
| | | **Total** | **2,000** | **Total** | **20,800.0000** | **Total** | **20,800.00** | |

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA

☐ S2549567E / WONG NGIT LIONG

☐ S2622983I / JEANNIE HUI

☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 28/01/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518021872** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084484713.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084484713.18** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 28/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002706079A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080033006 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002706079A | Date/Time : 28/01/2008 13:55 |
| Transaction No | : C080033006 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,410.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

January 25, 2008

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,017,872 | 4,084,433,313.18 | Before Exercise: | 17,542,643 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 2,000 | 30,600.00 | Less Exercise: | 2,000 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,019,872 | 4,084,463,913.18 | After Exercise: | 17,540,643 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 25 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Yeo Boon Siang | 24/01/2008 | 2,000 | 15.3000 | 30,600.0000 | 00027946 | 30,600.00 | 1999Jul |
| | | **Total** | **2,000** | **Total** | **30,600.0000** | **Total** | **30,600.00** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐S2622983I / JEANNIE HUI

☐Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Date of Allotment: 25/01/2008

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518019872** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084463913.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084463913.18** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 25/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002703896A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080030424 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002703896A | Date/Time : 25/01/2008 11:49 |
| Transaction No | : C080030424 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,420.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

January 24, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 set(s) of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

**DBS GROUP HOLDINGS LTD**
**DBSH SHARE OPTION PLAN**

APPLICATION FOR LISTING AND QUOTATION OF **27,420** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,990,452 | 4,084,029,273.78 | Before Exercise: | 17,570,063 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 27,420 | 404,039.40 | Less Exercise: | 27,420 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,017,872 | 4,084,433,313.18 | After Exercise: | 17,542,643 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 24 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Koh Kian Chew | 23/01/2008 | 27,000 | 14.7300 | 397,710.0000 | 00026138 | 397,710.00 | 2002Mar |
| 2 | Koh Kian Chew | 23/01/2008 | 420 | 15.0700 | 6,329.4000 | 00026138 | 6,329.40 | 2005Mar |
| | | **Total** | **27,420** | **Total** | **404,039.4000** | **Total** | **404,039.40** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S2549307E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

**Capital Information**

Currency : **SINGAPORE, DOLLARS ( SGD )**

**Return of Allotment of Shares (Payable in cash) ***

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 27000 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 24/01/2008

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518017452** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084426983.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084426983.78** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 24/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002703037A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080029481 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002703037A

Date/Time : 24/01/2008 16:51

Transaction No : C080029481

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,440.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes ✓
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI

☐ Z1720003 / NARAYANA MURTHY

| | |
|---|---|
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 420 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 24/01/2008

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518017872** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084433313.18** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084433313.18** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 24/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002703066A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080029509 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002703066A

Date/Time : 24/01/2008 17:02

Transaction No : C080029509

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,430.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

January 23, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 set(s) of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co Reg. No: 199901152M

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,660** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | Shares | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,988,792 | 4,084,004,597.58 | Before Exercise: | 17,571,723 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 1,660 | 24,676.20 | Less Exercise: | 1,660 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,990,452 | 4,084,029,273.78 | After Exercise: | 17,570,063 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 23 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Ling Puay Hwa | 22/01/2008 | 660 | 15.0700 | 9,946.2000 | 00026278 | 9,946.20 | 2005Mar |
| 2 | Sim Swee Hong | 22/01/2008 | 1,000 | 14.7300 | 14,730.0000 | 00030437 | 14,730.00 | 2002Mar |
| | | **Total** | **1,660** | **Total** | **24,676.2000** | **Total** | **24,676.20** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- ◉ Yes
- ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S26229831 / JEANNIE HUI

☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 23/01/2008 | | |

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517989792** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084019327.58** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084019327.58** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 23/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002700619A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080026892 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002700619A | Date/Time : 23/01/2008 10:59 |
| Transaction No | : C080026892 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,470.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE
☐ S0040556F / GOH GEOK LING
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0820599Z / ANG KONG HUA

☐S2549967E / WONG NGIT LIONG

☐S2622983I / JEANNIE HUI

☐Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 660 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 23/01/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517990452** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084029273.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084029273.78** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 23/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002700646A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080026916 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002700646A | Date/Time : 23/01/2008 11:07 |
| Transaction No | : C080026916 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,460.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

January 22, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 set(s) of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Secretariat
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,440** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Paid-Up Capital | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,517,987,352 | 4,083,983,202.78 | Before Exercise: | 17,573,163 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 1,440 | 21,394.80 | Less Exercise: | 1,440 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,517,988,792 | 4,084,004,597.58 | After Exercise: | 17,571,723 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 22 January 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Loh Pek Woon Sandy | 21/01/2008 | 900 | 14.7300 | 13,257.0000 | 00030098 | 13,257.00 | 2004Mar |
| 2 | Loh Pek Woon Sandy | 21/01/2008 | 540 | 15.0700 | 8,137.8000 | 00030098 | 8,137.80 | 2005Mar |
| | | **Total** | **1,440** | **Total** | **21,394.8000** | **Total** | **21,394.80** | |

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG
- [ ] S0820599Z / ANG KONG HUA

☐ S2349367E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 540 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 22/01/2008

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517988792** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4084004597.58** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4084004597.58** | **66595810** | **0** |

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 22/01/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002699913A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080026086 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002699913A

Date/Time : 22/01/2008 16:53

Transaction No : C080026086

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,500.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

**Resolution Made**

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA

☐ S2622983I / JEANNIE HUI
☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 900 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 22/01/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1517988252** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4083996459.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4083996459.78** | **66595810** | **0** |

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 22/01/2008 |

Submit | Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002699905A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080026078 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002699905A

Date/Time : 22/01/2008 16:50

Transaction No : C080026078

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,510.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

February 20, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **37,100** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,039,802 | 4,084,757,624.68 | Before Exercise: | 17,519,113 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 37,100 | 546,483.00 | Less Exercise: | 37,100 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,076,902 | 4,085,304,107.68 | After Exercise: | 17,482,013 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature:

Date: 20 February 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chen Kee Chong Joseph | 19/02/2008 | 30,000 | 14.7300 | 441,900.0000 | 00028068 | 441,900.00 | 2002Mar |
| 2 | Lee Bun Ling | 19/02/2008 | 7,100 | 14.7300 | 104,583.0000 | 00031898 | 104,583.00 | 2004Mar |
| | | **Total** | **37,100** | **Total** | **546,483.0000** | **Total** | **546,483.00** | |

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 30000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 20/02/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518069802** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4085199524.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4085199524.68** | **66595810** | **0** |

**bizFILE**

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 20/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002729503A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080057752 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002729503A

Date/Time : 20/02/2008 16:19

Transaction No : C080057752

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,290.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7100 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 20/02/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518076902** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4085304107.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4085304107.68** | **66595810** | **0** |

**bizFILE**

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 20/02/2008 |

Submit Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002729515A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080057760 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002729515A

Date/Time : 20/02/2008 16:23

Transaction No : C080057760

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,280.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

February 21, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

06-18-003 (10/2007)
Co Reg No: 199901152M

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **66,900** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,076,902 | 4,085,304,107.68 | Before Exercise: | 17,482,013 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 66,900 | 988,905.00 | Less Exercise: | 66,900 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,143,802 | 4,086,293,012.68 | After Exercise: | 17,415,113 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 21 February 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

# SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Koh Kian Chew | 20/02/2008 | 38,000 | 14.7300 | 559,740.0000 | 00026138 | 559,740.00 | 2004Mar |
| 2 | Koh Kian Chew | 20/02/2008 | 13,000 | 14.7300 | 191,490.0000 | 00026138 | 191,490.00 | 2002Mar |
| 3 | Koh Kian Chew | 20/02/2008 | 9,000 | 15.0700 | 135,630.0000 | 00026138 | 135,630.00 | 2005Mar |
| 4 | Tan Sook Han Serena | 20/02/2008 | 5,700 | 14.7300 | 83,961.0000 | 00031617 | 83,961.00 | 2004Mar |
| 5 | Tan Sook Han Serena | 20/02/2008 | 1,200 | 15.0700 | 18,084.0000 | 00031617 | 18,084.00 | 2005Mar |
| | | **Total** | **66,900** | **Total** | **988,905.0000** | **Total** | **988,905.00** | |

**bizFILE**

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 13000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 21/02/2008 | | |

Save | Delete | Reset | Back

**bizFILE**

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518089902** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4085495597.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4085495597.68** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 21/02/2008 |

Submit | Cancel

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PAYMENTS

bizFILE

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002730264A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080058501 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002730264A

Date/Time : 21/02/2008 11:47

Transaction No : C080058501

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,270.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 43700 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 21/02/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518133602** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086139298.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086139298.68** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 21/02/2008 |

Submit | Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002730270A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080058510 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

## RECEIPT

| | |
|---|---|
| Receipt No | : ACR0000002730270A |
| Transaction No | : C080058510 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 21/02/2008 11:50

Print | Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,260.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10200 | | |

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 21/02/2008

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518143802** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086293012.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086293012.68** | **66595810** | **0** |

**bizFILE**

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 21/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002730308A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080058553 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002730308A

Date/Time : 21/02/2008 12:06

Transaction No : C080058553

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,250.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

February 27, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

# DBS GROUP HOLDINGS LTD
## DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,100** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,149,502 | 4,086,385,017.68 | Before Exercise: | 17,409,413 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 6,100 | 89,853.00 | Less Exercise: | 6,100 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,155,602 | 4,086,474,870.68 | After Exercise: | 17,403,313 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 27 February 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

# SUMMARY OF PARTICULARS OF EXERCISE
# DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Khua Soh Teng Pansy | 26/02/2008 | 5,100 | 14.7300 | 75,123.0000 | 00029488 | 75,123.00 | 2004Mar |
| 2 | Tan Boon Kien | 26/02/2008 | 1,000 | 14.7300 | 14,730.0000 | 00025692 | 14,730.00 | 2002Mar |
| | | **Total** | **6,100** | **Total** | **89,853.0000** | **Total** | **89,853.00** | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 27/02/2008 | | |

Save | Delete | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518150502 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4086399747.68 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4086399747.68 | 66595810 | 0 |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 27/02/2008 |

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002734958A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
| --- | --- | --- |
| **C080063537** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002734958A

Date/Time : 27/02/2008 11:58

Transaction No : C080063537

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,205.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5100 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 27/02/2008 | | |

Save | Delete | Reset | Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518155602** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086474870.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086474870.68** | **66595810** | **0** |

**bizFILE**

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 27/02/2008 |

Submit | Cancel

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002734965A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080063543 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002734965A |
| Transaction No | : C080063543 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 27/02/2008 12:02

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,195.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Section

MAY 28 2008

Washington, DC
101

DBS

February 26, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **5,700** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,143,802 | 4,086,293,012.68 | Before Exercise: | 17,415,113 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 5,700 | 92,005.00 | Less Exercise: | 5,700 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,149,502 | 4,086,385,017.68 | After Exercise: | 17,409,413 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature:

Date: 26 February 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Lau Jeng Seng David | 25/02/2008 | 2,500 | 14.7300 | 36,825.0000 | 00031302 | 36,825.00 | 2004Mar |
| 2 | Lau Jeng Seng David | 25/02/2008 | 200 | 10.4000 | 2,080.0000 | 00031302 | 2,080.00 | 2003Feb |
| 3 | Phua Tok Kiak | 25/02/2008 | 1,000 | 17.7000 | 17,700.0000 | 00029348 | 17,700.00 | 2001Mar |
| 4 | Se Bee Lay Jocelyn | 25/02/2008 | 2,000 | 17.7000 | 35,400.0000 | 00028308 | 35,400.00 | 2001Mar |
| | | **Total** | **5,700** | **Total** | **92,005.0000** | **Total** | **92,005.00** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 26/02/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518146802** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086346112.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086346112.68** | **66595810** | **0** |

**bizFILE**

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 26/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002734196A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080062650 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002734196A

Date/Time : 26/02/2008 13:40

Transaction No : C080062650

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,235.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 200 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 26/02/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518147002** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086348192.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086348192.68** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 26/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002734200A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080062654 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002734200A

Date/Time : 26/02/2008 13:44

Transaction No : C080062654

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,225.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2500 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 26/02/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518149502** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086385017.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086385017.68** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 26/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002734204A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080062662 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002734204A

Date/Time : 26/02/2008 13:48

Transaction No : C080062662

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,215.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

February 28, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

# DBS GROUP HOLDINGS LTD
## DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,060** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,155,602 | 4,086,474,870.68 | Before Exercise: | 17,403,313 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 1,060 | 15,634.20 | Less Exercise: | 1,060 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,156,662 | 4,086,490,504.88 | After Exercise: | 17,402,253 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 28 February 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Ng Kim Poh Francis | 27/02/2008 | 60 | 15.0700 | 904.2000 | 00032250 | 904.20 | 2005Mar |
| 2 | Tan Boon Kien | 27/02/2008 | 1,000 | 14.7300 | 14,730.0000 | 00025692 | 14,730.00 | 2002Mar |
| | | **Total** | **1,060** | **Total** | **15,634.2000** | **Total** | **15,634.20** | |

**LOCAL COMPANY TRANSACTIONS**

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 28/02/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518156602** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086489600.68** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086489600.68** | **66595810** | **0** |

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 28/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002737357A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080065851 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002737357A

Date/Time : 28/02/2008 18:43

Transaction No : C080065851

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,185.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐S0016173Z / KOH BOON HWEE<br>☐S0040556F / GOH GEOK LING<br>☐S0114104Z / HENG LEE CHENG<br>☐S0234644C / KWA CHONG SENG<br>☐S0820599Z / ANG KONG HUA<br>☐S1462421Z / PETER ONG BOON KWEE<br>☐S2549567E / WONG NGIT LIONG<br>☐S2622983I / JEANNIE HUI<br>☐Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 60 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 28/02/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518156662 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4086490504.88 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4086490504.88 | 66595810 | 0 |

bizFILE

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**Payment Application**

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 28/02/2008 |

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002737360A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080065856 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002737360A

Date/Time : 28/02/2008 18:47

Transaction No : C080065856

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,175.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

February 29, 2008

SEC
Mail Processing
Section

2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co Reg. No 199901152M

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **10,170** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,156,662 | 4,086,490,504.88 | Before Exercise: | 17,402,253 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 10,170 | 152,115.90 | Less Exercise: | 10,170 |
| | | | | | | Less Lapsed Option(s) | 12,000 |
| | | | After Exercise: | 1,518,166,832 | 4,086,642,620.78 | After Exercise: | 17,380,083 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 29 February 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chan Wai Ming | 28/02/2008 | 2,400 | 14.7300 | 35,352.0000 | 00032235 | 35,352.00 | 2004Mar |
| 2 | Chan Wai Ming | 28/02/2008 | 1,380 | 15.0700 | 20,796.6000 | 00032235 | 20,796.60 | 2005Mar |
| 3 | Loh Chen-Ai | 28/02/2008 | 2,000 | 14.7300 | 29,460.0000 | 00027854 | 29,460.00 | 2002Mar |
| 4 | Tan Boon Kien | 28/02/2008 | 1,000 | 14.7300 | 14,730.0000 | 00025692 | 14,730.00 | 2002Mar |
| 5 | Teo Pit Koon | 28/02/2008 | 3,000 | 15.3000 | 45,900.0000 | 00027722 | 45,900.00 | 1999Jul |
| 6 | Wong Him Wai Andrea | 28/02/2008 | 390 | 15.0700 | 5,877.3000 | 00032300 | 5,877.30 | 2005Mar |
| | | **Total** | **10,170** | **Total** | **152,115.9000** | **Total** | **152,115.90** | |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 29/02/2008 | | |

Save | Delete | Reset | Back

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518159662** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086536404.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086536404.88** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/02/2008 |

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002739379A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080068087 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

## RECEIPT

Receipt No : ACR0000002739379A

Date/Time : 29/02/2008 18:51

Transaction No : C080068087

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,165.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐S0016173Z / KOH BOON HWEE |
| If a director/ secretary signed the above, please select accordingly : | ☐S0040556F / GOH GEOK LING<br>☐S0114104Z / HENG LEE CHENG<br>☐S0234644C / KWA CHONG SENG<br>☐S0820599Z / ANG KONG HUA<br>☐S1462421Z / PETER ONG BOON KWEE<br>☐S2549567E / WONG NGIT LIONG<br>☐S2622983I / JEANNIE HUI<br>☐Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : SINGAPORE, DOLLARS ( SGD )

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 29/02/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518162662** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086580594.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086580594.88** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002739390A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080068107 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002739390A

Date/Time : 29/02/2008 18:59

Transaction No : C080068107

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | **Total (S$) :** | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,155.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2400 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 29/02/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518165062** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086615946.88** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086615946.88** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/02/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002739415A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080068140 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002739415A

Date/Time : 29/02/2008 19:07

Transaction No : C080068140

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,145.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1770 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 29/02/2008 | | |

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bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518166832** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086642620.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086642620.78** | **66595810** | **0** |

**bizFILE**

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 29/02/2008 |

[Submit] [Cancel]

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002739419A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080068145 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002739419A

Date/Time : 29/02/2008 19:10

Transaction No : C080068145

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,135.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

March 3, 2008

SEC
Mail Processing
Section

MAY 2 0 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **46,840** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,166,832 | 4,086,642,620.78 | Before Exercise: | 17,380,083 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 46,840 | 618,258.80 | Less Exercise: | 46,840 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,213,672 | 4,087,260,879.58 | After Exercise: | 17,333,243 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 03 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Kan Mew Cheng Wendy | 29/02/2008 | 18,000 | 14.7300 | 265,140.0000 | 00025767 | 265,140.00 | 2004Mar |
| 2 | Koh Poh Chye | 29/02/2008 | 2,000 | 17.7000 | 35,400.0000 | 00028357 | 35,400.00 | 2001Mar |
| 3 | Soh Seok Eng Helen | 29/02/2008 | 18,400 | 10.4000 | 191,360.0000 | 00028027 | 191,360.00 | 2003Feb |
| 4 | Tan Chuan-Lye Richard | 29/02/2008 | 1,560 | 15.0700 | 23,509.2000 | 00027797 | 23,509.20 | 2005Mar |
| 5 | Wong Kok Chee Timothy | 29/02/2008 | 3,800 | 14.7300 | 55,974.0000 | 00032334 | 55,974.00 | 2004Mar |
| 6 | Wong Kok Chee Timothy | 29/02/2008 | 1,080 | 15.0700 | 16,275.6000 | 00032334 | 16,275.60 | 2005Mar |
| 7 | Yeo Boon Siang | 29/02/2008 | 2,000 | 15.3000 | 30,600.0000 | 00027946 | 30,600.00 | 1999Jul |
| | | **Total** | **46,840** | **Total** | **618,258.8000** | **Total** | **618,258.80** | |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

# bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.30 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 03/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518168832** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086673220.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086673220.78** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002740753A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080070029 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002740753A |
| Transaction No | : C080070029 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 03/03/2008 14:21

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,125.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 03/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518170832** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086708620.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086708620.78** | **66595810** | **0** |

PAYMENTS

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002740778A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080070048 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002740778A

Date/Time : 03/03/2008 14:29

Transaction No : C080070048

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,115.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Record saved successfully.**

**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

☐ 093190653 / FRANK WONG KWONG SHING

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 112914204 / JOHN A. ROSS<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 18400 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 03/03/2008 | | |

Save | Delete | Reset | Back

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.



**Summary of Share Capital after allotment**

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518189232** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4086899980.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4086899980.78** | **66595810** | **0** |

**bizFILE**

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**Payment Application**

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/03/2008 |

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002740803A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080070073 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002740803A

Date/Time : 03/03/2008 14:35

Transaction No : C080070073

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,105.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | |

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 21800 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 03/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518211032** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4087221094.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4087221094.78** | **66595810** | **0** |

PAYMENTS

**bizFILE**

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002740832A**

| **Transaction No.** | **Company Registration No.** | **Company Name** |
| --- | --- | --- |
| **C080070098** | **199901152M** | **DBS GROUP HOLDINGS LTD** |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002740832A

Date/Time : 03/03/2008 14:43

Transaction No : C080070098

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,095.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2640 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 03/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518213672** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4087260879.58** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4087260879.58** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 03/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002740852A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080070118 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002740852A

Date/Time : 03/03/2008 14:49

Transaction No : C080070118

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,085.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

March 4, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **65,520** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,213,672 | 4,087,260,879.58 | Before Exercise: | 17,333,243 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 65,520 | 850,266.40 | Less Exercise: | 65,520 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,279,192 | 4,088,111,145.98 | After Exercise: | 17,267,723 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 04 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

# SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Goh Wai Lim | 03/03/2008 | 10,700 | 15.0700 | 161,249.0000 | 00030825 | 161,249.00 | 2005Mar |
| 2 | Ho Po Sum | 03/03/2008 | 760 | 15.0700 | 11,453.2000 | 00032136 | 11,453.20 | 2005Mar |
| 3 | Ko Hung Yue | 03/03/2008 | 5,000 | 12.2700 | 61,350.0000 | 00032243 | 61,350.00 | 2002Aug |
| 4 | Ko Hung Yue | 03/03/2008 | 12,000 | 10.4000 | 124,800.0000 | 00032243 | 124,800.00 | 2003Feb |
| 5 | Lau Jeng Seng David | 03/03/2008 | 400 | 15.0700 | 6,028.0000 | 00031302 | 6,028.00 | 2005Mar |
| 6 | Png Ghim Tee | 03/03/2008 | 1,500 | 15.0700 | 22,605.0000 | 00027805 | 22,605.00 | 2005Mar |
| 7 | Tan Tock Loon Philip | 03/03/2008 | 600 | 15.0700 | 9,042.0000 | 00029215 | 9,042.00 | 2005Mar |
| 8 | Teo Xavier Ian | 03/03/2008 | 600 | 15.0700 | 9,042.0000 | 00032359 | 9,042.00 | 2005Mar |
| 9 | Wee Tee Heng Raymond | 03/03/2008 | 14,000 | 10.4000 | 145,600.0000 | 00029041 | 145,600.00 | 2003Feb |
| 10 | Wee Tee Heng Raymond | 03/03/2008 | 5,000 | 14.7300 | 73,650.0000 | 00029041 | 73,650.00 | 2002Mar |
| 11 | Wong Siu Fun | 03/03/2008 | 14,960 | 15.0700 | 225,447.2000 | 00027516 | 225,447.20 | 2005Mar |
| | | Total | 65,520 | Total | 850,266.4000 | Total | 850,266.40 | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
◯ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 04/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518218672 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4087334529.58 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4087334529.58 | 66595810 | 0 |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 04/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002742336A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080071623 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002742336A | Date/Time : 04/03/2008 12:47 |
| Transaction No | : C080071623 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,065.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 12.27 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 04/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1518223672 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4087395879.58 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4087395879.58 | 66595810 | 0 |

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**Payment Application**

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 04/03/2008 |

Submit | Cancel

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bizFILE

PAYMENTS

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002742340A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080071627 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002742340A

Date/Time : 04/03/2008 12:50

Transaction No : C080071627

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,055.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 26000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 04/03/2008 | | |

Save | Delete | Reset | Back

**bizFILE**

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518249672** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4087666279.58** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4087666279.58** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 04/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002742343A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080071631 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002742343A

Date/Time : 04/03/2008 12:53

Transaction No : C080071631

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,045.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

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LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 29520 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 04/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518279192** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4088111145.98** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4088111145.98** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 04/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002742346A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080071635 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002742346A

Date/Time : 04/03/2008 12:56

Print | Back

Transaction No : C080071635

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,035.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

March 5, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **13,040** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,279,192 | 4,088,111,145.98 | Before Exercise: | 17,267,723 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 13,040 | 163,822.80 | Less Exercise: | 13,040 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,292,232 | 4,088,274,968.78 | After Exercise: | 17,254,683 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 05 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chan Kwai Wing | 04/03/2008 | 6,000 | 10.4000 | 62,400.0000 | 00030205 | 62,400.00 | 2003Feb |
| 2 | Chan Poh Geok | 04/03/2008 | 520 | 15.0700 | 7,836.4000 | 00025452 | 7,836.40 | 2005Mar |
| 3 | Chin Soi Yok | 04/03/2008 | 1,000 | 10.4000 | 10,400.0000 | 00026427 | 10,400.00 | 2003Feb |
| 4 | Goh Kim Siang Francis | 04/03/2008 | 680 | 15.0700 | 10,247.6000 | 00030924 | 10,247.60 | 2005Mar |
| 5 | Lee Bun Ling | 04/03/2008 | 320 | 15.0700 | 4,822.4000 | 00031898 | 4,822.40 | 2005Mar |
| 6 | Lo Wing Tai Brian | 04/03/2008 | 3,000 | 15.0700 | 45,210.0000 | 00032060 | 45,210.00 | 2005Mar |
| 7 | Mark Yau Ting Samantha | 04/03/2008 | 760 | 15.0700 | 11,453.2000 | 00025585 | 11,453.20 | 2005Mar |
| 8 | Wong Man Seung Arthur | 04/03/2008 | 760 | 15.0700 | 11,453.2000 | 00031971 | 11,453.20 | 2005Mar |
| | | **Total** | **13,040** | **Total** | **163,822.8000** | **Total** | **163,822.80** | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1720003 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 05/03/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518286192** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4088183945.98** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4088183945.98** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 05/03/2008 |

Submit | Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002744699A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080074022 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002744699A

Date/Time : 05/03/2008 18:10

Transaction No : C080074022

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,025.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 6040 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 05/03/2008 | | |

Save | Delete | Reset | Back

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518292232** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4088274968.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4088274968.78** | **66595810** | **0** |

**bizFILE**

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 05/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002744705A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080074029 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002744705A

Date/Time : 05/03/2008 18:13

Transaction No : C080074029

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,015.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

March 6, 2008

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **72,680** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,518,292,232 | 4,088,274,968.78 | Before Exercise: | 17,254,683 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 72,680 | 945,487.60 | Less Exercise: | 72,680 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,518,364,912 | 4,089,220,456.38 | After Exercise: | 17,182,003 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 06 March 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I **Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Cheung Yiu Tong | 05/03/2008 | 70,000 | 12.9300 | 905,100.0000 | 00029504 | 905,100.00 | 2001Aug |
| 2 | Ko Yan-Sau Andrew | 05/03/2008 | 1,200 | 15.0700 | 18,084.0000 | 00031716 | 18,084.00 | 2005Mar |
| 3 | Lim Han Hsiung | 05/03/2008 | 80 | 15.0700 | 1,205.6000 | 00032391 | 1,205.60 | 2005Mar |
| 4 | Tan Boon Kien | 05/03/2008 | 1,400 | 15.0700 | 21,098.0000 | 00025692 | 21,098.00 | 2005Mar |
| | | **Total** | **72,680** | **Total** | **945,487.6000** | **Total** | **945,487.60** | |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

## Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

## Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 70000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 12.93 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 06/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518362232** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4089180068.78** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4089180068.78** | **66595810** | **0** |

**bizFILE**

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details.**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002746224A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080075573 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002746224A |
| Transaction No | : C080075573 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 06/03/2008 18:18

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,005.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0040556F / GOH GEOK LING<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI<br>☐ Z1720003 / NARAYANA MURTHY |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2680 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 06/03/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1518364912** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4089220456.38** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4089220456.38** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/03/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002746228A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080075576 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002746228A | Date/Time : 06/03/2008 18:21 |
| Transaction No | : C080075576 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 1,995.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

May 2, 2008

SEC Mail Processing Section
MAY 28 2008
Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully


Florence Tan
Analyst
(65) 6878 6141


Encs.


DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com



Co Reg. No 199901152M
06-18-003 (09/2004)

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,280** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,436,565 | 4,104,440,788.07 | Before Exercise: | 16,074,650 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 4,280 | 64,499.60 | Less Exercise: | 4,280 |
| | | | | | | Less Lapsed Option(s) | 18,425 |
| | | | After Exercise: | 1,519,440,845 | 4,104,505,287.67 | After Exercise: | 16,051,945 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 02 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Ting Heng Yeaw Alfred | 30/04/2008 | 4,280 | 15.0700 | 64,499.6000 | 00027953 | 64,499.60 | 2005Mar |
| | | **Total** | **4,280** | **Total** | **64,499.6000** | **Total** | **64,499.60** | |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| | ☐800366556 / BUXTON ANDREW ROBERT FOWELL |
| | ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER |
| If a director/ secretary signed the above, please select accordingly : | ☐S0016173Z / KOH BOON HWEE |
| | ☐S0114104Z / HENG LEE CHENG |
| | ☐S0234644C / KWA CHONG SENG |
| | ☐S0820599Z / ANG KONG HUA |
| | ☐S1462421Z / PETER ONG BOON KWEE |
| | ☐S2549567E / WONG NGIT LIONG |
| | ☐S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4280 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 02/05/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519440845** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4104505287.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4104505287.67** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 02/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002807315A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080141674 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002807315A

Date/Time : 02/05/2008 10:19

Transaction No : C080141674

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,435.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS

May 5, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC
Mail Processing
Section
MAY 28 2008
Washington, DC
101

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **27,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,440,845 | 4,104,505,287.67 | Before Exercise: | 16,051,945 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 27,400 | 406,322.00 | Less Exercise: | 27,400 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,468,245 | 4,104,911,609.67 | After Exercise: | 16,024,545 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 05 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Seow Cheng Geok | 02/05/2008 | 9,000 | 14.7300 | 132,570.0000 | 00034579 | 132,570.00 | 2002Mar |
| 2 | Seow Cheng Geok | 02/05/2008 | 10,400 | 14.7300 | 153,192.0000 | 00034579 | 153,192.00 | 2004Mar |
| 3 | Seow Cheng Geok | 02/05/2008 | 8,000 | 15.0700 | 120,560.0000 | 00034579 | 120,560.00 | 2005Mar |
| | | **Total** | **27,400** | **Total** | **406,322.0000** | **Total** | **406,322.00** | |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 9000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 05/05/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1519449845 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4104637857.67 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4104637857.67 | 66595810 | 0 |

**bizFILE**

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 05/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002810032A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080144917 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002810032A

Date/Time : 05/05/2008 16:52

Transaction No : C080144917

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,365.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10400 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 05/05/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1519460245 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4104791049.67 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4104791049.67 | 66595810 | 0 |

**bizFILE**

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 05/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002810047A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080144938 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002810047A

Date/Time : 05/05/2008 16:57

Print Back

Transaction No : C080144938

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,355.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**Return of Allotment of Shares**

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

**Power under Section 161 of the Companies Act** *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

**Resolution Made**

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

**Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)**

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 8000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 05/05/2008 | | |

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bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

**Share Capital (1)**

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519468245** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4104911609.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4104911609.67** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 05/05/2008 |

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002810069A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080144967 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002810069A

Date/Time : 05/05/2008 17:01

Transaction No : C080144967

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,345.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

May 6, 2008

SEC
Mail Processing
Section

MAY 2 8 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully


Florence Tan
Analyst
(65) 6878 6141


Encs.


DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **7,100** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,468,245 | 4,104,911,609.67 | Before Exercise: | 16,024,545 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 7,100 | 100,287.00 | Less Exercise: | 7,100 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,475,345 | 4,105,011,896.67 | After Exercise: | 16,017,445 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 06 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Ho Yin May Pauline | 05/05/2008 | 5,000 | 14.7300 | 73,650.0000 | 00031559 | 73,650.00 | 2002Mar |
| 2 | Lim King Seng | 05/05/2008 | 1,000 | 14.7300 | 14,730.0000 | 00030908 | 14,730.00 | 2004Mar |
| 3 | Low Ee Lang | 05/05/2008 | 1,000 | 10.4000 | 10,400.0000 | 00028043 | 10,400.00 | 2003Feb |
| 4 | Wong Phui Soo Roy | 05/05/2008 | 100 | 15.0700 | 1,507.0000 | 00030494 | 1,507.00 | 2005Mar |
| | | **Total** | **7,100** | **Total** | **100,287.0000** | **Total** | **100,287.00** | |

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 5000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 06/05/2008 | | |

Save | Delete | Reset | Back

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519473245** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4104985259.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4104985259.67** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002811039A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080145959 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002811039A

Date/Time : 06/05/2008 12:15

Transaction No : C080145959

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,335.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**biz FILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 06/05/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519474245** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4104995659.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4104995659.67** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002811050A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080145966 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

**bizFILE**

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 1000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 06/05/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519475245** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4105010389.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4105010389.67** | **66595810** | **0** |

**bizFILE**

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002811084A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080145992 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002811084A | Date/Time : 06/05/2008 12:30 |
| Transaction No | : C080145992 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| **Sno** | **Code/Description** | **Unit Price (S$)** | **Qty** | **Amount** |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,315.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 100 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 06/05/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519475345** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4105011896.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4105011896.67** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 06/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002811092A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080146001 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002811092A |
| Transaction No | : C080146001 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 06/05/2008 12:33

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,305.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

May 7, 2008

SEC
Mail Processing
Section

MAY 28 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **50,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,475,345 | 4,105,011,896.67 | Before Exercise: | 16,017,445 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 50,400 | 773,350.00 | Less Exercise: | 50,400 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,525,745 | 4,105,785,246.67 | After Exercise: | 15,967,045 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 07 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

1 **Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Ho Yin May Pauline | 06/05/2008 | 3,000 | 14.7300 | 44,190.0000 | 00031559 | 44,190.00 | 2002Mar |
| 2 | Koh Gim Sing Jeremy | 06/05/2008 | 2,100 | 15.0700 | 31,647.0000 | 00031112 | 31,647.00 | 2005Mar |
| 3 | So Man Ching | 06/05/2008 | 10,000 | 17.7000 | 177,000.0000 | 00034280 | 177,000.00 | 2001Mar |
| 4 | Susilawati Surya | 06/05/2008 | 3,000 | 14.7300 | 44,190.0000 | 00029454 | 44,190.00 | 2002Mar |
| 5 | Susilawati Surya | 06/05/2008 | 900 | 14.7300 | 13,257.0000 | 00029454 | 13,257.00 | 2004Mar |
| 6 | Susilawati Surya | 06/05/2008 | 100 | 15.0700 | 1,507.0000 | 00029454 | 1,507.00 | 2005Mar |
| 7 | Thio Tse Chong | 06/05/2008 | 17,000 | 14.7300 | 250,410.0000 | 00029090 | 250,410.00 | 2002Mar |
| 8 | Yeo Boon Hun | 06/05/2008 | 1,500 | 15.0700 | 22,605.0000 | 00027839 | 22,605.00 | 2005Mar |
| 9 | Yeo Boon Hun | 06/05/2008 | 3,800 | 14.7300 | 55,974.0000 | 00027839 | 55,974.00 | 2004Mar |
| 10 | Yeo Boon Hun | 06/05/2008 | 9,000 | 14.7300 | 132,570.0000 | 00027839 | 132,570.00 | 2002Mar |
| | | Total | 50,400 | Total | 773,350.0000 | Total | 773,350.00 | |

bizFILE

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Submit

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 10,000

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 07/05/2008

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519485345** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4105188896.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4105188896.67** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002813153A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080148217 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002813153A

Date/Time : 07/05/2008 16:28

Print | Back

Transaction No : C080148217

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,250.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

[Save] [Reset]

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 32000 | | |
| Amount paid and/or unpaid on each share e.g.<br>eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/05/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519517345** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4105660256.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4105660256.67** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002813169A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080148237 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002813169A

Date/Time : 07/05/2008 16:35

Transaction No : C080148237

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,240.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4700 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/05/2008 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519522045** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4105729487.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4105729487.67** | **66595810** | **0** |

bizFILE

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/05/2008 |

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002813200A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080148272 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002813200A

Date/Time : 07/05/2008 16:44

Transaction No : C080148272

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,230.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 710288723 / RICHARD DANIEL STANLEY
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3700 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 07/05/2008 | | |

Save | Delete | Reset | Back

**bizFILE**

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519525745** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4105785246.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4105785246.67** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 07/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002813213A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080148290 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**biz FILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002813213A

Date/Time : 07/05/2008 16:49

Transaction No : C080148290

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,220.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

May 8, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

Co Reg No 199901152M
06-18-003 (09/2004)

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **71,460** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | Shares |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,525,745 | 4,105,785,246.67 | Before Exercise: | 15,967,045 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 71,460 | 1,078,720.20 | Less Exercise: | 71,460 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,597,205 | 4,106,863,966.87 | After Exercise: | 15,895,585 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 08 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

**I Details of Exercise**

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Han Teng Kwang | 07/05/2008 | 10,000 | 14.7300 | 147,300.0000 | 00030981 | 147,300.00 | 2002Mar |
| 2 | Ho Siew Mee Susan | 07/05/2008 | 5,160 | 15.0700 | 77,761.2000 | 00035071 | 77,761.20 | 2005Mar |
| 3 | Ho Yin May Pauline | 07/05/2008 | 2,000 | 14.7300 | 29,460.0000 | 00031559 | 29,460.00 | 2002Mar |
| 4 | Ho Yin May Pauline | 07/05/2008 | 1,400 | 10.4000 | 14,560.0000 | 00031559 | 14,560.00 | 2003Feb |
| 5 | Kwan Chan Yin Kwan Lilian | 07/05/2008 | 7,300 | 15.0700 | 110,011.0000 | 00035097 | 110,011.00 | 2005Mar |
| 6 | Kwok Yu Lut William | 07/05/2008 | 20,000 | 17.7000 | 354,000.0000 | 00033183 | 354,000.00 | 2001Mar |
| 7 | Kwok Yu Lut William | 07/05/2008 | 10,000 | 12.2700 | 122,700.0000 | 00033183 | 122,700.00 | 2002Aug |
| 8 | Lim Beng Kuan | 07/05/2008 | 2,000 | 14.7300 | 29,460.0000 | 00030767 | 29,460.00 | 2002Mar |
| 9 | Tan Boon Lian Amos | 07/05/2008 | 8,000 | 14.7300 | 117,840.0000 | 00029918 | 117,840.00 | 2004Mar |
| 10 | Tan Sio Hwee Lucy | 07/05/2008 | 3,800 | 14.7300 | 55,974.0000 | 00035089 | 55,974.00 | 2004Mar |
| 11 | Tan Sio Hwee Lucy | 07/05/2008 | 200 | 15.0700 | 3,014.0000 | 00035089 | 3,014.00 | 2005Mar |
| 12 | Tay Hock Guan | 07/05/2008 | 1,600 | 10.4000 | 16,640.0000 | 00028787 | 16,640.00 | 2003Feb |
| | | **Total** | **71,460** | **Total** | **1,078,720.2000** | **Total** | **1,078,720.20** | |

**bizFILE**

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 20000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 17.70 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 08/05/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | 1519545745 | 66595810 | 0 |
| Amount of Issued Share Capital : | 4106139246.67 | 66595810 | 0 |
| Amount of Paid-up Share Capital : | 4106139246.67 | 66595810 | 0 |

## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002814601A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080149768 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002814601A |
| Transaction No | : C080149768 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 08/05/2008 16:11

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,210.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

**bizFILE**

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HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 14000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 08/05/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519559745** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4106345466.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4106345466.67** | **66595810** | **0** |

**bizFILE**

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002814653A**

| Transaction No. | Company Registration No. | Company Name |
| --- | --- | --- |
| C080149818 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002814653A |
| Transaction No | : C080149818 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 08/05/2008 16:25

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,200.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

| | |
| --- | --- |
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 10000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 12.27 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 08/05/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519569745** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4106468166.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4106468166.67** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002814670A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080149841 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002814670A

Date/Time : 08/05/2008 16:30

Transaction No : C080149841

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,190.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save  Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 3000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 08/05/2008 | | |

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519572745** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4106499366.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4106499366.67** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (•) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

bizFILE

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002814697A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080149872 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002814697A |
| Transaction No | : C080149872 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 08/05/2008 16:38

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,180.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 11800

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 08/05/2008

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519584545** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4106673180.67** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4106673180.67** | **66595810** | **0** |

bizFILE

PAYMENTS

HOME | LOGOUT

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

PAYMENTS

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002814842A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080150047 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

| | | |
|---|---|---|
| Receipt No | : ACR0000002814842A | Date/Time : 08/05/2008 17:30 |
| Transaction No | : C080150047 | Print Back |
| Agency | : RCB - RCB | |
| Application | : BIZFILE PAYMENT SERVICE | |
| Paid via | : Deposit Service Account | |
| EP Ref No | : | |

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,170.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 12660 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 08/05/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519597205** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4106863966.87** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4106863966.87** | **66595810** | **0** |

bizFILE

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 08/05/2008 |

Submit | Cancel

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PAYMENTS

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# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002814854A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080150057 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002814854A

Date/Time : 08/05/2008 17:33

Transaction No : C080150057

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,160.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

DBS

May 9, 2008

SEC
Mail Processing
Section

MAY 2 ? 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**DBS GROUP HOLDINGS LTD ("DBSH")**

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Florence Tan
Analyst
(65) 6878 6141

Encs.



DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

# DBS GROUP HOLDINGS LTD
# DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **15,600** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

| Class of Security | Par Value | Authorised Capital | Total number of issued shares excluding treasury shares | | | Options Granted & Outstanding Shares | |
|---|---|---|---|---|---|---|---|
| | | | | Ordinary Share | $ | | |
| ORDINARY SHARES | N.A. | N.A. | Before Exercise: | 1,519,597,205 | 4,106,863,966.87 | Before Exercise: | 15,895,585 |
| | | | | | | Add New Option(s) | 0 |
| | | | Add Exercise: | 15,600 | 198,376.00 | Less Exercise: | 15,600 |
| | | | | | | Less Lapsed Option(s) | 0 |
| | | | After Exercise: | 1,519,612,805 | 4,107,062,342.87 | After Exercise: | 15,879,985 |

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 09 May 2008

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

## SUMMARY OF PARTICULARS OF EXERCISE
## DBSH SHARE OPTIONS PLAN

I Details of Exercise

| No. | Exercising Option Holder | Exercise Date | No. of New Shares Arising | Exercise Price Per Share (S$) | Total Amount Due (S$) | Exercise Reference No. | Total Amount Paid (S$) | Grant No. |
|---|---|---|---|---|---|---|---|---|
| 1 | Chong Choon Cheong Andrew | 08/05/2008 | 1,000 | 10.4000 | 10,400.0000 | 00027615 | 10,400.00 | 2003Feb |
| 2 | Lee Seng Hwang | 08/05/2008 | 100 | 15.0700 | 1,507.0000 | 00029983 | 1,507.00 | 2005Mar |
| 3 | Low Ee Lang | 08/05/2008 | 6,600 | 10.4000 | 68,640.0000 | 00028043 | 68,640.00 | 2003Feb |
| 4 | Tan Chee Keon | 08/05/2008 | 2,000 | 14.7300 | 29,460.0000 | 00028993 | 29,460.00 | 2002Mar |
| 5 | Tan Chee Keon | 08/05/2008 | 1,600 | 14.7300 | 23,568.0000 | 00028993 | 23,568.00 | 2004Mar |
| 6 | Woo Kam Wah Alex | 08/05/2008 | 4,300 | 15.0700 | 64,801.0000 | 00033928 | 64,801.00 | 2005Mar |
| | | **Total** | **15,600** | **Total** | **198,376.0000** | **Total** | **198,376.00** | |

bizFILE

LOCAL COMPANY TRANSACTIONS

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 2000 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 14.73 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 09/05/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519599205** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4106893426.87** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4106893426.87** | **66595810** | **0** |

PAYMENTS

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**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (◉) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 09/05/2008 |

[Submit] [Cancel]

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

PAYMENTS

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002816594A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080151832 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

## RECEIPT

Receipt No : ACR0000002816594A

Date/Time : 09/05/2008 16:18

Transaction No : C080151832

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,150.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 7600 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 10.40 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 09/05/2008 | | |

Save | Delete | Reset | Back

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.



## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519606805** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4106972466.87** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4106972466.87** | **66595810** | **0** |

**Payment Application**

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 09/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

bizFILE

HOME | LOGOUT

## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002816609A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080151849 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002816609A

Date/Time : 09/05/2008 16:21

Transaction No : C080151849

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,140.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

**Note :**
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
**filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

**bizFILE**

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares : Ordinary Preference Others

Number of shares : 1600

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 09/05/2008

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | SINGAPORE, DOLLARS (SGD) | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519608405** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4106996034.87** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4106996034.87** | **66595810** | **0** |

**bizFILE**

HOME | LOGOUT

## Payment Application

**If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.**

### Payment Details

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | ◉ Deposit Account Service<br>○ Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 09/05/2008 |

Submit | Cancel

**Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.**

# PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002816619A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080151857 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

| | |
|---|---|
| Receipt No | : ACR0000002816619A |
| Transaction No | : C080151857 |
| Agency | : RCB - RCB |
| Application | : BIZFILE PAYMENT SERVICE |
| Paid via | : Deposit Service Account |
| EP Ref No | : |

Date/Time : 09/05/2008 16:25

Print Back

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |

Total (S$) : 10.00

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,130.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

### Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

### Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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### Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

| | |
|---|---|
| If a director/ secretary signed the above, please select accordingly : | ☐ 710288723 / RICHARD DANIEL STANLEY<br>☐ 800366556 / BUXTON ANDREW ROBERT FOWELL<br>☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER<br>☐ S0016173Z / KOH BOON HWEE<br>☐ S0114104Z / HENG LEE CHENG<br>☐ S0234644C / KWA CHONG SENG<br>☐ S0820599Z / ANG KONG HUA<br>☐ S1462421Z / PETER ONG BOON KWEE<br>☐ S2549567E / WONG NGIT LIONG<br>☐ S2622983I / JEANNIE HUI |
| If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : | (maximum 300 characters) |

**Declaration**

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

### Capital Information

Currency : **SINGAPORE, DOLLARS ( SGD )**

### Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

| Class of Shares : | Ordinary | Preference | Others |
|---|---|---|---|
| Number of shares : | 4400 | | |
| Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999 | | | |
| paid : | 15.07 | | |
| unpaid : | 0 | | |
| Date of Allotment: | 09/05/2008 | | |

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## Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital |
|---|---|---|---|---|---|

## Summary of Share Capital after allotment

### Share Capital (1)

| | | | |
|---|---|---|---|
| Currency : | **SINGAPORE, DOLLARS (SGD)** | | |
| Class of Shares : | Ordinary | Preference | Others |
| Number of Shares : | **1519612805** | **66595810** | **0** |
| Amount of Issued Share Capital : | **4107062342.87** | **66595810** | **0** |
| Amount of Paid-up Share Capital : | **4107062342.87** | **66595810** | **0** |

PAYMENTS

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**Payment Details**

| | |
|---|---|
| Registration No : | 199901152M |
| Registered Name : | DBS GROUP HOLDINGS LTD |
| Transaction Type : | Lodgment Of Return Of Allotment Of Share |
| Filing Fee (S$) : | 10.00 |
| Late Lodgement Fee CA (S$): | 0.00 |
| Composition Amount (S$) : | 0.00 |
| Service Charge (S$) : | 0.00 |
| GST (if any) : | 0.00 |
| Total Amount (S$) : | 10.00 |
| Payment Mode : | (●) Deposit Account Service<br>( ) Others (Credit Card, Cash Card, Internet Banking, etc) |
| Deposit Service Account No : | 030429 |
| Payment Date : | 09/05/2008 |

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## PAYMENT ACKNOWLEDGEMENT

**EP Ref No :**

**Receipt No. : ACR0000002816636A**

| Transaction No. | Company Registration No. | Company Name |
|---|---|---|
| C080151876 | 199901152M | DBS GROUP HOLDINGS LTD |

**Payment for return of allotment of shares has been done successfully.**

It is important to print a copy of the receipt for future reference.

View Receipt

**bizFILE**

GST No. :M9-0008879-T

**RECEIPT**

Receipt No : ACR0000002816636A

Date/Time : 09/05/2008 16:28

Transaction No : C080151876

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

**DBS GROUP HOLDINGS LTD**
**6 SHENTON WAY**
**DBS BUILDING**
**SINGAPORE 068809**

| Sno | Code/Description | Unit Price (S$) | Qty | Amount |
|---|---|---|---|---|
| 1 | Lodgment Of Return Of Allotment Of Share<br>**COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :**<br>199901152M / DBS GROUP HOLDINGS LTD | 10.00 | 1 | 10.00 |
| | | Total (S$) : | | 10.00 |

**Deposit Service Account No. : 030429**
**Balance Amount in Deposit Account : $ 2,120.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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